
06014464

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com

June 7, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549


PROCESSED
JUN 20 2006
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
JUN 16 2006
WASH., D.C.
213
SECTION

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Interim Report for the Three Months Ended March 31, 2006
- Press release dated May 11, 2006 – Quarterly Dividend
- Press release dated May 12, 2006 – Strategic Alternatives for Midstream Assets
- Report of Voting Results
- Press release dated May 12, 2006 – Normal Course Issuer Bid
- Notice of Intention to make a Normal Course Issuer Bid
- Report Pursuant to Section 189.1.3 of the Securities Regulation (QC) – Pursuant to a normal Course Issuer Bid.
- Certificate of Amendment and Registration of Restated Articles and Schedule of Series Provisions

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited
Enclosure(s)

dw 6/19

Corporate Head Office: 1400, 909 - 11th Avenue S.W., Calgary, Alberta, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623 www.atco.com

FILE NO. 82-34745

FOR THE THREE MONTHS ENDED MARCH 31, 2006

TO THE SHARE OWNERS:

ATCO Ltd. reported increased earnings for the three months ended March 31, 2006, of $63.0 million ($1.05 per share) including the $11.7 million after-tax gain on the sale of land located in downtown Calgary ("Gain on Sale of Property"). Earnings for the three months ended March 31, 2006, excluding the Gain on Sale of Property, were $51.3 million ($0.85 per share) compared to earnings for the same three months in 2005 of $42.6 million ($0.71 per share).

Earnings, excluding the Gain on Sale of Property, increased primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States;
- decreased share appreciation rights expense due to lower share prices;
- higher natural gas storage earnings due to increased capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- improved prices for ATCO Power's U.K. merchant electricity.

This increase was partially offset by:

- higher transmission costs in ATCO Pipelines;
- one-time impact of the ATCO Electric Alberta Energy and Utilities Board ("AEUB") General Tariff Application Decision ("ATCO Electric Decision") related to 2005 earnings recorded in the first quarter of 2006; and
- warmer temperatures in ATCO Gas.

Revenues for the three months ended March 31, 2006, were $732.7 million compared to $814.6 million in 2005. This decrease was primarily due to:

- lower activity in ATCO Structures' operations in Europe; and
- reduced recoveries of natural gas costs in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations in Canada and the United States; and
- impact of customer rate increases resulting from the ATCO Electric Decision and the ATCO Gas General Rate Application Decision ("ATCO Gas Decision") received from the AEUB in the first quarter of 2006. The impact of the ATCO Electric Decision and the ATCO Gas Decision on the first quarter revenues are positive as ATCO Electric and ATCO Gas had lower rates for customers during the first quarter of 2005.

Cash flow from operations for the three months ended March 31, 2006, was $230.4 million compared to $247.0 million in 2005. This decrease was primarily due to the impact of the previously announced TXU Europe Settlement. This decrease was partially offset by increased earnings.

First Quarter Other Highlights Include:

- ATCO Structures Europe Inc. announced it will close its manufacturing facility in Budapest, Hungary.
- ATCO Gas received a decision from the Supreme Court of Canada that ATCO Gas is the sole owner of its assets. In its decision regarding the sale of property owned by the utility, the Supreme Court reiterated the important role of the AEUB to determine fair, equitable and reasonable rates for customers while balancing the property rights retained by owners, as recognized in a free market economy.
- ATCO Gas officially opened a new 55,000 square foot facility in Edmonton, which incorporates some of the most advanced equipment for testing and certifying natural gas detection and metering equipment.

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities, Global Enterprises and Industrials. More information about ATCO can be found on its website, www.atco.com.



N.C. Southern
President & Chief Executive Officer



R.D. Southern
Chairman of the Board

ATCO

ATCO Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's unaudited interim consolidated financial statements for the three months ended March 31, 2006, and the audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2005 ("2005 MD&A"). Information contained in the 2005 MD&A that is not discussed in this document remains substantially unchanged. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

The equity securities of the Corporation consist of Class I Non-Voting Shares ("Class I shares") and Class II Voting Shares ("Class II shares").

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 39.9% of the Class A non-voting shares and 74.2% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its unaudited consolidated financial statements and its MD&A for the three months ended March 31, 2006. Copies of these documents may be obtained upon request from the Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

TABLE OF CONTENTS

ATCO

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to purchase obligations, planned capital expenditures, the impact of changes in government regulation, non-regulated generating capacity subject to long term contracts and Industrials segment market developments. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, industrial transactions (ATCO Structures and ATCO Noise Management) are accounted for as Industrials and corporate transactions (including commercial real estate transactions) are accounted for as Corporate and Other (refer to Note 7 to the unaudited interim consolidated financial statements for the three months ended March 31, 2006). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

SALE OF PROPERTY

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta ("Sale of Property"). Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased earnings for the three months ended March 31, 2006 by $11.7 million.

TXU EUROPE SETTLEMENT

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") for breach of its contract to purchase 27.5% of the power produced by the 1,000 megawatt Barking generating plant, in which the Corporation owns a 25.5% equity interest. In 2005, the Corporation received $83.1 million as its share of the partial settlement of the claim for damages related to TXU Europe's breach of this contract. An additional payment of $16.6 million was received on January 19, 2006 and a final installment of approximately $1.6 million is expected in the second quarter of 2006. The settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, based on foreign currency exchange rates in effect on March 30, 2005, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004, to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon the foreign currency exchange rates in effect at the time the earnings are recognized. For a description of the settlement, refer to Note 4 to the unaudited interim consolidated financial statements for the three months ended March 31, 2006.

SELECTED QUARTERLY INFORMATION

($ Millions except per share data)	For the Three Months Ended Mar. 31	Jun. 30	Sep. 30	Dec. 31
		(unaudited)		
2006				
Revenues (1) (2)	732.7	....	....	....
Earnings attributable to Class I and Class II shares (3) (4) (5)	63.0	....	....	....
Earnings per Class I and Class II share (3) (4) (5)	1.05	....	....	....
Diluted earnings per Class I and Class II share (3) (4) (5)	1.04	....	....	....
2005				
Revenues (1) (2)	814.6	630.5	626.0	788.5
Earnings attributable to Class I and Class II shares (4) (5)	42.6	28.1	26.1	52.2
Earnings per Class I and Class II share (4) (5)	0.71	0.47	0.44	0.87
Diluted earnings per Class I and Class II share (4) (5)	0.70	0.47	0.43	0.86
2004				
Revenues (1)	....	731.2	597.1	716.3
Earnings attributable to Class I and Class II shares (4) (5) (6)	....	54.8	24.7	41.7
Earnings per Class I and Class II share (4) (5) (6)	....	0.92	0.42	0.70
Diluted earnings per Class I and Class II share (4) (5) (6)	....	0.91	0.41	0.70

Notes:

(1) *On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc. Prior to the transfer, the cost of natural gas and electricity purchased for ATCO Gas' and ATCO Electric's customers was included in revenues. As ATCO Gas and ATCO Electric no longer purchase natural gas and electricity for their customers, revenues since May 4, 2004, have decreased accordingly.*

(2) *Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board directives.*

(3) *Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the three months ended March 31, 2006 (refer to Sale of Property section).*

(4) *There were no discontinued operations or extraordinary items during these periods.*

(5) *Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.*

(6) *Includes earnings of $28.5 million, earnings per share of $0.48 and diluted earnings per share of $0.47 on the transfer of the retail energy supply businesses on May 4, 2004, to DEML for the three months ended June 30, 2004.*

(7) *The above data has been extracted from the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

RESULTS OF OPERATIONS

The principal factors that have caused variations in **revenues** and **earnings** over the eight most recently completed quarters necessary to understand general trends that have developed and the seasonality of the businesses disclosed in the 2005 MD&A remain substantially unchanged, except for the Sale of Property.

Consolidated Operations

Revenues for the three months ended March 31, 2006, decreased by $81.9 million to $732.7 million, primarily due to:

- lower manufacturing activity in ATCO Structures' operations in Australia and Europe;
- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board ("AEUB") directives; and
- lower business activity in ATCO Frontec.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations in Canada and the United States;
- impact of customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the first quarter of 2006 is positive as ATCO Electric and ATCO Gas had lower customer rates for 2005 during the first quarter of 2005;
- higher storage revenues due to higher capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- higher franchise fees collected by ATCO Gas on behalf of cities and municipalities.

Earnings attributable to Class I and Class II shares for the three months ended March 31, 2006, **including** the $11.7 million after tax gain on the Sale of Property, increased by $20.4 million ($0.34 per share) to $63.0 million ($1.05 per share).

Earnings attributable to Class I and Class II shares for the three months ended March 31, 2006, **excluding** the $11.7 million after tax gain on the Sale of Property, increased by $8.7 million ($0.14 per share) to $51.3 million ($0.85 per share), primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States and increased business activity in space rentals operations in ATCO Structures' operations in Australia;
- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2005;
- higher storage earnings due to higher capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- improved merchant performance in ATCO Power's U.K. operations.

This increase was partially offset by:

- higher transmission costs in ATCO Pipelines;
- one-time impact of the ATCO Electric GTA Decision related to 2005 earnings recorded in the first quarter of 2006 (refer to Regulatory Matters - ATCO Electric section); and
- warmer temperatures in ATCO Gas.

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended March 31, 2006, decreased by $103.4 million to $427.9 million, primarily due to:

- reduced natural gas supply costs in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives; and
- lower business activity in ATCO Frontec.

This decrease was partially offset by:

- increased business activity in ATCO Structures and ATCO Noise Management; and
- higher franchise fees collected by ATCO Gas on behalf of cities and municipalities.

Depreciation and amortization expenses for the three months ended March 31, 2006, increased by $6.5 million to $94.1 million, primarily due to:

- capital additions in 2006 and 2005.

Interest expense for the three months ended March 31, 2006, decreased by $1.0 million to $56.6 million, primarily due to:

- repayment of non-recourse financings in 2006 and 2005.

Interest and other income for the three months ended March 31, 2006, increased by $1.7 million to $10.3 million, primarily due to:

- increased interest income due to higher short term interest rates on larger cash balances.

Income taxes for the three months ended March 31, 2006, **including** the $2.6 million in income taxes resulting from the Sale of Property, increased by $8.2 million to $62.5 million.

Income taxes for the three months ended March 31, 2006, **excluding** the $2.6 million in income taxes resulting from the Sale of Property, increased by $5.6 million to $59.9 million, primarily due to:

- higher earnings.

The **interests of non-controlling share owners** for the three months ended March 31, 2006, increased by $3.4 million to $51.0 million, primarily due to:

- higher earnings in Canadian Utilities.

Segmented Information

Segmented revenues and earnings attributable to Class I and Class II shares for the three months ended March 31, 2006, were as follows:

	For the Three Months Ended March 31			
($ Millions)	Revenues		Earnings	
	2006	2005	**2006**	2005
	(unaudited)			
Utilities (1)	**328.7**	432.2	**20.9**	23.0
Power Generation	**200.4**	196.7	**14.3**	12.1
Global Enterprises	**154.1**	156.4	**11.9**	8.8
Industrials	**81.5**	58.2	**5.8**	4.2
Corporate and Other (2)	**4.3**	4.1	**11.4**	(5.4)
Intersegment eliminations	**(36.3)**	(33.0)	**(1.3)**	(0.1)
Total	**732.7**	814.6	**63.0**	42.6

Notes:

(1) *Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.*

(2) *Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the three months ended March 31, 2006 (refer to Sale of Property section).*

Utilities

Revenues from the Utilities Business Group for the three months ended March 31, 2006, decreased by $103.5 million to $328.7 million, primarily due to:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives; and

- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue).

This decrease was partially offset by:

- impact of customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the first quarter of 2006 is positive as ATCO Electric and ATCO Gas had lower customer rates for 2005 during the first quarter of 2005; and
- higher franchise fees collected by ATCO Gas on behalf of cities and municipalities.

Temperatures in ATCO Gas for the three months ended March 31, 2006, were 6.8% warmer than normal, compared to 4.4% warmer than normal for the corresponding period in 2005.

Earnings for the three months ended March 31, 2006, decreased by $2.1 million to $20.9 million, primarily due to:

- higher transmission costs in ATCO Pipelines;
- one-time impact of the ATCO Electric GTA Decision related to 2005 earnings recorded in the first quarter of 2006 (refer to Regulatory Matters - ATCO Electric section); and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:

- impact of higher customer rates for ATCO Electric in the first quarter of 2006. While the impact of the ATCO Electric GTA Decision (refer to Regulatory Matters - ATCO Electric section) is expected to decrease 2006 earnings, the impact of the ATCO Electric GTA Decision on the first quarter of 2006 is positive as ATCO Electric had lower customer rates for 2005 during the first quarter of 2005.

Power Generation

Revenues from the Power Generation Business Group for the three months ended March 31, 2006, increased by $3.7 million to $200.4 million, primarily due to:

- improved merchant performance in ATCO Power's U.K. operations; and
- higher natural gas fuel purchases recovered on a "no margin" basis at ATCO Power's Barking generating plant.

This increase was partially offset by:

- impact of lower U.K. and Australia exchange rates on conversion of revenues to Canadian dollars;
- lower revenues at ATCO Power's and ATCO's Resources' Joffre generating plant due to the addition of a boiler in October 2005 which allows the plant to generate electricity only when it is economical to do so while still meeting the plant's requirement to supply steam at all times; and
- the Power Purchase Arrangement ("PPA") for Alberta Power (2000)'s Rainbow generating plant expired December 31, 2005.

Earnings for the three months ended March 31, 2006, increased by $2.2 million to $14.3 million, primarily due to:

- improved merchant performance in ATCO Power's U.K. operations.

Alberta Power Pool electricity prices for the three months ended March 31, 2006, averaged $56.85 per megawatt hour, compared to average prices of $46.00 per megawatt hour for the corresponding period in 2005. Natural gas prices for the three months ended March 31, 2006, averaged $7.13 per gigajoule, compared to average prices of $6.54 per gigajoule for the corresponding period in 2005. The consequence of these changes in electricity and natural gas prices was an average spark spread of $3.35 per megawatt hour for the three months ended March 31, 2006, compared to ($3.05) per megawatt hour for the corresponding period in 2005.

Spark spread is related to the difference between Alberta Power Pool electricity prices and the marginal cost of producing electricity from natural gas. These spark spreads are based on an approximate industry heat rate of 7.5 gigajoules per megawatt hour.

Changes in spark spread affect the results of approximately 476 megawatts of plant capacity owned in Alberta by ATCO Power, ATCO Resources and Alberta Power (2000) out of a total world wide owned capacity of approximately 2,695 megawatts.

During the three months ended March 31, 2006, Alberta Power (2000)'s **deferred availability incentive** account increased by $12.4 million to $72.1 million. The increase was due to additional availability incentives received for improved plant availability. During the three months ended March 31, 2006, the amortization of deferred availability incentives, recorded in revenues, increased by $0.6 million to $2.6 million as compared to the same period in 2005.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended March 31, 2006, decreased by $2.3 million to $154.1 million, primarily due to:

- lower business activity in ATCO Frontec.

This decrease was partially offset by:

- higher storage revenues due to higher capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- higher prices for natural gas liquids in ATCO Midstream.

Earnings for the three months ended March 31, 2006, increased by $3.1 million to $11.9 million, primarily due to:

- higher storage earnings due to higher capacity leased, the timing and demand of storage capacity sold and higher average fees received by ATCO Midstream; and
- higher margins for natural gas liquids in ATCO Midstream.

Industrials

Revenues from the Industrials segment for the three months ended March 31, 2006, increased by $23.3 million to $81.5 million, primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States.

This increase was partially offset by:

- lower manufacturing activity in ATCO Structures' operations in Australia and Europe.

Earnings for the three months ended March 31, 2006, increased by $1.6 million to $5.8 million, primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States and increased business activity in space rentals operations in ATCO Structures' operations in Australia.

Corporate and Other

Earnings for the three months ended March 31, 2006, **including** the $11.7 million after tax gain on the Sale of Property, increased by $16.8 million to $11.4 million.

Earnings for the three months ended March 31, 2006, **excluding** the $11.7 million after tax gain on the Sale of Property increased by $5.1 million to ($0.3) million, primarily due to:

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2005.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary, CU Inc.

In July 2004, the AEUB issued its generic cost of capital decision. The decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return is adjusted annually by 75% of the change in long term Government of Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Government of Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is similar to the method the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2005, the AEUB announced a generic return on common equity of 8.93% for 2006. In January 2006, the AEUB clarified that the generic return on equity determined on an annual basis in accordance with the generic cost of capital decision should apply to each year of the test period in the companies' applications. If no rate applications are filed for a particular year, then there will be no adjustment to the common equity rate of return for that year.

In June 2005, as part of their rate applications, ATCO Electric and ATCO Gas submitted a filing to the AEUB that addressed certain common matters. ATCO Pipelines is also a party to this filing as the concerns are common to all three utilities. This filing included evidence regarding the appropriate ratemaking approach in the determination of utility revenue requirements as well as treatment of pension costs, executive compensation, head office rent expense and the continued use of preferred shares as a form of financing for the three utilities. The AEUB is expected to hear this filing in May 2006 and a decision is expected in the fourth quarter of 2006.

ATCO Electric

On March 17, 2006, ATCO Electric received a decision on its General Tariff Application for 2005 and 2006 ("ATCO Electric GTA Decision") which was filed with the AEUB in May 2005. The decision establishes the amount of revenue ATCO Electric can recover through its rates for electric distribution and transmission service provided to its customers for 2005 and 2006. In July and September 2005, the AEUB had approved interim refundable rates for distribution and transmission operations, respectively; revenues associated with these interim refundable rates were recorded in 2005. The impact of the decision for 2005 reduced earnings by $1.3 million and was recorded in the first quarter of 2006. The impact of the decision for the full year 2006, as compared to the decision for the full year 2005, will further reduce earnings by $1.6 million. The decision also confirmed the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005 and is 8.93% in 2006.

ATCO Gas

On January 27, 2006, ATCO Gas received a decision on its general rate application which was filed with the AEUB in May 2005 for the 2005, 2006 and 2007 test years ("ATCO Gas GRA Decision"). The decision establishes the amount of revenue ATCO Gas can recover through distribution rates for natural gas distribution service to its customers over the period of 2005 to 2007. In August 2005, the AEUB approved interim refundable rates which recognized only 28% of the increased operating costs and rate base additions requested in the original application. On January 27, 2006, ATCO Gas received an AEUB decision which did not materially change the earnings based on

the 2005 interim rates. The final impact of the decision will not be known until two subsequent regulatory processes are finalized. The decision also approved the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005, is 8.93% in 2006, and is yet to be determined for 2007.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition) and allocated $4.1 million of the proceeds to customers and $1.8 million to ATCO Gas. In January 2004, the Alberta Court of Appeal overturned this decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas. The City of Calgary appealed this decision to the Supreme Court of Canada, which also granted ATCO Gas leave to cross-appeal the decision. The Supreme Court of Canada heard the appeal on May 11, 2005 and on February 9, 2006 rendered its decision. The Supreme Court dismissed the City of Calgary's appeal and allowed ATCO Gas' cross-appeal. The Supreme Court of Canada has directed the AEUB to issue a new decision in accordance with the Supreme Court's ruling. ATCO Gas has requested the AEUB to address the Supreme Court of Canada decision. Net proceeds totaling $4.1 million from the sale are being held pending AEUB approval.

In July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the Carbon natural gas storage facility. On June 15, 2005, the AEUB issued a decision with respect to this process. In addition to addressing other matters, the decision found that the AEUB has the authority, when necessary in the public interest, to direct a utility to utilize a particular asset in a specific manner, even over the objection of the utility. ATCO Gas has filed for leave to appeal the decision with the Alberta Court of Appeal. On October 3, 2005, the AEUB established processes to review the use of the Carbon natural gas storage facility for utility purposes. A hearing to review the use of the facility for revenue generation is scheduled for April 2006 and a hearing to review the use of the facility for load balancing is scheduled for June 2006.

ATCO Gas' position is that the Carbon natural gas storage facility is no longer required for utility service. Accordingly, in March 2005, ATCO Gas filed a letter with the AEUB in which it withdrew all evidence previously filed by it with respect to the 2005/2006 Carbon Storage Plan, thus providing notice that none of the related costs and revenues will form part of regulated operations on or after April 1, 2005. On March 23, 2005, the AEUB issued an interim order directing ATCO Gas to maintain the Carbon natural gas storage facility in rate base and confirming a lease of the entire storage capacity to ATCO Midstream at a placeholder rate of $0.45 per gigajoule until otherwise determined by the AEUB. ATCO Gas filed for leave to appeal the interim order on April 15, 2005.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances that have impacted ATCO Gas' deferred gas account. In April 2005, the AEUB issued a decision resulting in a 15% decrease in the transportation imbalance adjustments sought by ATCO Gas. The decision resulted in a decrease to 2005 revenues and earnings of $1.8 million and $1.2 million, respectively. The City of Calgary has filed for leave to appeal the AEUB's decision. ATCO Gas has filed a cross appeal of the AEUB's decision. The cross appeal is contingent upon the granting of the City of Calgary's leave to appeal which has been rescheduled to be heard on April 18, 2006.

In October 2005, ATCO Gas filed an application with the AEUB to approve the sale of its Red Deer Operating Centre. In December 2005, the AEUB approved the sale and deferred its decision on the distribution of net proceeds of $1.0 million until the Supreme Court of Canada rendered a judgment in the appeal regarding the Calgary Stores Block disposition and allocation of proceeds discussed above. The Supreme Court of Canada rendered its decision on the Calgary Stores Block matter on February 9, 2006. In February 2006, ATCO Gas submitted a filing to the AEUB to approve the allocation of the net proceeds. On March 16, 2006, the AEUB suspended the process convened to approve allocation of the net proceeds pending resolution of certain issues arising in connection with the Supreme Court's Calgary Stores Block decision. The net proceeds of the sale remain in trust pending AEUB approval.

ATCO Pipelines

The AEUB has announced that it will hold a hearing to address competitive issues between ATCO Pipelines and NOVA Gas Transmission Ltd. This hearing is expected to take place in 2006.

Other Matters

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended March 31, 2006, decreased by $16.6 million to $230.4 million, primarily due to:

- impact of the TXU Europe Settlement (refer to TXU Europe Settlement section).

This decrease was partially offset by:

- increased earnings; and
- increased availability incentives in Alberta Power (2000), primarily due to availability incentive payments received for improved plant availability.

Investing for the three months ended March 31, 2006, **including** the proceeds of $15.1 million net of income taxes from the Sale of Property, decreased by $33.2 million to $94.9 million.

Investing for the three months ended March 31, 2006, **excluding** the proceeds of $15.1 million net of income taxes from the Sale of Property, decreased by $18.1 million to $110.0 million, primarily due to:

- increased contributions by utility customers for extensions to plant;
- changes in non-current deferred electricity costs; and
- changes in non-cash working capital in respect of investing activities.

This decrease was partially offset by:

- increased capital expenditures.

Capital expenditures for the three months ended March 31, 2006, increased by $17.7 million to $122.2 million, primarily due to:

- increased investment in ATCO Pipelines' regulated natural gas transportation projects.

During the three months ended March 31, 2006, the Corporation **issued**:

- $38.1 million of long term debt.

During the three months ended March 31, 2006, the Corporation **redeemed**:

- $0.6 million of long term debt; and
- $21.2 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $16.3 million.

At March 31, 2006, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

($ Millions)	Total	Used	Available
Long term committed	585.3	85.3	500.0
Short term committed	600.0	-	600.0
Uncommitted	124.4	34.2	90.2
Total	1,309.7	119.5	1,190.2

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Contractual obligations disclosed in the 2005 MD&A remain substantially unchanged as at March 31, 2006.

Current and long term future income tax liabilities of $223.8 million at March 31, 2006, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2004, the Corporation commenced a **normal course issuer bid** for the purchase of up to 3% of the outstanding Class I shares. The bid expired on May 26, 2005. Over the life of the bid, 304,000 shares were purchased, of which 262,000 were purchased in 2004 and 42,000 were purchased in 2005. On May 27, 2005, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I shares. The bid will expire on May 26, 2006. From May 27, 2005, to April 25, 2006, 216,500 shares have been purchased, of which 184,000 were purchased in 2005 and 32,500 were purchased in 2006.

For the first quarter of 2006, the **quarterly dividend payment** has been increased by $0.015 to $0.205 per share. The Corporation has increased its annual common share dividend each year since 1993. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

On April 12, 2006, CU Inc. filed a **base shelf prospectus** which permits CU Inc. to issue up to an aggregate of $850.0 million of debentures over the twenty-five month life of the prospectus.

OUTSTANDING SHARE DATA

At April 25, 2006, the Corporation had outstanding 53,056,946 Class I shares and 6,960,018 Class II shares and 6,000,000 5.75% Cumulative Redeemable Preferred Shares Series 3.

At April 25, 2006, options to purchase 1,039,200 Class I shares were outstanding.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact the protocol may have on its operations as the Government of Canada has not yet provided industry specific details for its 2005 Climate Change Plan. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Weather

Weather fluctuations have a significant impact on throughput in ATCO Gas. Since approximately 50% of ATCO Gas' delivery charge is recovered based on throughput, ATCO Gas' revenues and earnings are sensitive to weather. Weather that is 10% warmer or colder than normal temperatures impacts annual earnings by approximately $5.9 million.

Transfer of the Retail Energy Supply Businesses

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc.

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, the legal obligations of ATCO Gas and ATCO Electric remain if DEML fails to perform. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships to DEML contemplated under the transaction agreements.

Late Payment Penalties on Utility Bills

As a result of decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

Alberta Environment plans to implement mercury emission standards for coal-fired generating plants through a new provincial regulation that came into force in March 2006. Owners of coal-fired generating plants are required to submit proposals on capturing at least 70% of the mercury in the coal burned in their plants by March 2007. The proposals for mercury emission reduction must be implemented by 2010. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover most of the costs associated with complying with the new regulation.

Measurement Inaccuracies in Metering Facilities

Measurement inaccuracies occur from time to time with respect to ATCO Electric's, ATCO Gas' and ATCO Pipelines' metering facilities. Measurement adjustments are settled between the parties based on the requirements of the Electricity and Gas Inspections Act (Canada) and applicable regulations issued pursuant thereto. There is a risk of disallowance of the recovery of a measurement adjustment if controls and timely follow up are found to be inadequate by the AEUB.

Non-Regulated Operations

ATCO Power and ATCO Resources

Alberta Power Pool electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to March 2006.



Alberta Power Pool Prices, Natural Gas Prices and Spark Spreads
$300
$250
$200
$150
$100
$50
$0
($50)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
($2.50)
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
Natural Gas Price ($/Gigajoule)
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
Month
Alberta Power Pool Price
Spark Spread
Natural Gas Prices

ATCO


Alberta Power Pool Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$140
$120
$100
$80
$60
$40
$20
$0
($20)
First Quarter 2005
Second Quarter 2005
Third Quarter 2005
Fourth Quarter 2005
First Quarter 2006
Alberta Power Pool Price
Spark Spread

Changes in Alberta Power Pool electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

Since October 2004, the output from ATCO Power's Barking generating plant previously sold to TXU Europe (refer to TXU Europe Settlement section) has been sold into the U.K. power exchange market. In the U.K., electricity generators, on average, sell over 90% of their output to electricity suppliers in bilateral contracts, use power exchanges for approximately 7% of their output, and sell the remaining 2-3% via the Balancing Mechanism. Approximately 40% of the electricity generated is supplied from natural gas-fired generating plants, and the market has experienced an increase in electricity prices due to the increased world prices for natural gas. The Barking generating plant has a long term, fixed price gas purchase agreement and, as a result, has been able to experience increased margins due to rising market prices for electricity. Changes in the U.K. market electricity prices may have an impact on the Corporation's earnings and cash flow from operations in the future.

ATCO Midstream

Timing, capacity and demand of ATCO Midstream's storage business as well as changes in market conditions may impact the Corporation's earnings and cash flow from storage operations.

ATCO Midstream extracts ethane and other natural gas liquids from natural gas streams at its extraction plants. These products are sold under either long term cost of service arrangements or market based arrangements. Changes in market conditions may impact the Corporation's earnings and cash flow from natural gas liquids extraction operations.

ATCO Frontec

ATCO Frontec's operations include providing support to military agencies in foreign locations which may be subject to political risk.

On December 23, 2005, the Government of Canada filed a claim in the amount of $70 million which alleges that the Corporation is liable for the destruction of property owned by the Governments of Canada and the United States. The Corporation believes that the claim is without merit and, in any event, has sufficient insurance coverage in place

to cover any material amounts that might become payable as a result of the claim. Accordingly, the claim is not expected to have any material impact on the financial position of the Corporation.

ATCO Structures and ATCO Noise Management

International sales may expose ATCO Structures and ATCO Noise Management to greater risk than normally associated with domestic transactions. This risk is mitigated by contractual arrangements with credit worthy counterparties and the active management of any foreign exchange risks.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The Corporation's critical accounting estimates are discussed below.

Deferred Availability Incentives

As noted in the Business Risks section, Alberta Power (2000) is subject to an incentive/penalty regime related to generating unit availability. As at March 31, 2006, the Corporation had recorded $72.1 million of deferred availability incentives. The amortization of deferred availability incentives, which was recorded in revenues, amounted to $2.6 million for the three months ended March 31, 2006.

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast high case, low case and most likely scenarios for the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Compared to the most likely scenario recorded in revenues for the year, the high case scenario would have resulted in higher revenues of approximately $4.3 million, whereas the low case scenario would have resulted in lower revenues of approximately $2.2 million.

Employee Future Benefits

The expected long term rate of return on pension plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 5.1% at the beginning of 2006, resulted in an expected long term rate of return of 6.1% for 2006. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

The liability discount rate that is used to calculate the cost of benefit obligations reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate has also declined over the same four year period, from 6.9% at the end of 2001 to 5.1% at the end of 2005; the rate has remained at 5.1% in the three months ended March 31, 2006. The result has been an increase in benefit obligations (i.e., an experience loss), which is contributing to an increase in the cost of pension benefits as losses are amortized to earnings.

In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the net cumulative experience losses on plan assets and accrued benefit obligations in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three months ended March 31, 2006.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three months ended March 31, 2006, are as follows: for drug costs, 8.5% starting in 2006 grading down over 7 years to 4.5%, and for other medical and dental costs, 4.0% for 2006 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

April 26, 2006

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended March 31 2006	2005
		(Unaudited)	
Revenues		**$ 732.7**	$ 814.6
Costs and expenses			
Natural gas supply		**4.0**	129.2
Purchased power		**13.0**	12.5
Operation and maintenance		**296.7**	287.9
Selling and administrative		**52.3**	49.1
Depreciation and amortization		**94.1**	87.6
Interest		**41.8**	41.8
Interest on non-recourse long term debt		**14.8**	15.8
Dividends on preferred shares		**2.2**	2.2
Franchise fees		**61.9**	52.6
		580.8	678.7
		151.9	135.9
Gain on sale of property	2	**14.3**	-
Interest and other income		**10.3**	8.6
Earnings before income taxes and non-controlling interests		**176.5**	144.5
Income taxes		**62.5**	54.3
		114.0	90.2
Non-controlling interests		**51.0**	47.6
Earnings attributable to Class I and Class II shares	2	**63.0**	42.6
Retained earnings at beginning of period		**1,196.6**	1,101.0
		1,259.6	1,143.6
Dividends on Class I and Class II shares		**12.3**	11.4
Purchase of Class I shares		**0.9**	-
Retained earnings at end of period		**$1,246.4**	$1,132.2
Earnings per Class I and Class II share	6	**$ 1.05**	$ 0.71
Diluted earnings per Class I and Class II share	6	**$ 1.04**	$ 0.70
Dividends paid per Class I and Class II share	6	**$ 0.205**	$ 0.19

ATCO

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	March 31		December 31
		2006	2005	2005
		(Unaudited)		*(Audited)*
ASSETS				
Current assets				
Cash and short term investments	4	**$1,036.3**	$ 991.7	$ 894.4
Accounts receivable		**360.5**	460.8	432.7
Inventories		**109.3**	73.2	109.8
Future income taxes		**-**	0.3	-
Regulatory assets		**19.7**	3.2	19.1
Prepaid expenses		**24.1**	23.8	24.7
		1,549.9	1,553.0	1,480.7
Property, plant and equipment		**5,599.0**	5,413.5	5,601.4
Goodwill		**71.2**	71.2	71.2
Regulatory assets		**29.4**	33.5	35.0
Other assets		**256.3**	276.5	273.1
		$7,505.8	$7,347.7	$7,461.4
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 12.2**	$ 11.9	$ 23.3
Accounts payable and accrued liabilities		**380.2**	367.4	422.6
Income taxes payable		**39.1**	32.2	29.6
Future income taxes		**4.1**	-	4.1
Regulatory liabilities		**2.6**	10.7	6.4
Long term debt due within one year		**1.7**	4.7	0.6
Non-recourse long term debt due within one year		**60.3**	55.7	64.1
		500.2	482.6	550.7
Future income taxes		**219.7**	221.7	217.0
Regulatory liabilities		**155.5**	161.1	161.9
Deferred credits	4	**264.1**	235.8	260.3
Long term debt		**2,309.7**	2,256.8	2,273.5
Non-recourse long term debt		**787.8**	878.2	804.3
Preferred shares		**150.0**	150.0	150.0
Non-controlling interests		**1,737.6**	1,683.7	1,712.6
Class I and Class II share owners' equity				
Class I and Class II shares	6	**149.5**	145.5	148.3
Contributed surplus		**1.3**	0.8	1.1
Retained earnings		**1,246.4**	1,132.2	1,196.6
Foreign currency translation adjustment		**(16.0)**	(0.7)	(14.9)
		1,381.2	1,277.8	1,331.1
		$7,505.8	$7,347.7	$7,461.4

ATCO

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended March 31 2006	2005
		(Unaudited)	
Operating activities			
Earnings attributable to Class I and Class II shares		**$ 63.0**	$ 42.6
Adjustments for:			
Depreciation and amortization		**94.1**	87.6
Future income taxes		**5.5**	3.1
Non-controlling interests		**51.0**	47.6
Gain on sale of property - net of income taxes	2	**(11.7)**	-
Deferred availability incentives		**12.4**	6.1
TXU Europe settlement - net of income taxes	4	**10.6**	57.1
Other		**5.5**	2.9
Cash flow from operations		**230.4**	247.0
Changes in non-cash working capital		**38.3**	126.8
		268.7	373.8
Investing activities			
Purchase of property, plant and equipment		**(122.2)**	(104.5)
Proceeds on sale of property - net of income taxes	2	**15.1**	-
Proceeds on disposal of other property, plant and equipment		**2.1**	1.1
Contributions by utility customers for extensions to plant		**25.7**	9.4
Non-current deferred electricity costs		**5.3**	(6.3)
Changes in non-cash working capital		**(19.9)**	(27.4)
Other		**(1.0)**	(0.4)
		(94.9)	(128.1)
Financing activities			
Issue of long term debt		**38.1**	44.6
Repayment of long term debt		**(0.6)**	(5.3)
Repayment of non-recourse long term debt		**(21.2)**	(19.9)
Net issue (purchase) of Class A shares by subsidiary		**(0.1)**	1.4
Net issue of Class I shares		**0.3**	1.3
Dividends paid to Class I and Class II share owners		**(12.3)**	(11.4)
Dividends paid to non-controlling interests		**(26.4)**	(25.8)
Changes in non-cash working capital		**0.8**	1.2
Other		**(0.2)**	(0.4)
		(21.6)	(14.3)
Foreign currency translation		**0.8**	(1.3)
Cash position [(1)]			
Increase		**153.0**	230.1
Beginning of period		**871.1**	749.7
End of period		**$1,024.1**	$ 979.8

[(1)] Cash position consists of cash and short term investments less current bank indebtedness, and includes $156.3 million (2005 - $136.2 million) which is only available for use in joint ventures (see Note 4).

ATCO

ATCO LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006

(Unaudited, Tabular amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2005 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2005.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three months ended March 31, 2006 and March 31, 2005 are not necessarily indicative of operations on an annual basis.

Certain comparative figures have been reclassified to conform to the current presentation.

2. Gain on sale of property

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta. Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased earnings for the three months ended March 31, 2006 by $11.7 million.

3. Regulatory matters

On March 17, 2006, ATCO Electric received a decision on its General Tariff Application for 2005 and 2006 which was filed with the Alberta Energy and Utilities Board ("AEUB") in May 2005. The decision establishes the amount of revenue ATCO Electric can recover through its rates for electric distribution and transmission service provided to its customers for 2005 and 2006. In July and September 2005, the AEUB had approved interim refundable rates for distribution and transmission operations, respectively; revenues associated with these interim refundable rates were recorded in 2005. The impact of the decision for 2005 reduced earnings by $1.3 million and was recorded in the first quarter of 2006. The impact of the decision for the full year 2006, as compared to the decision for the full year 2005, will further reduce earnings by $1.6 million. The decision also confirmed the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005 and is 8.93% in 2006.

On January 27, 2006, ATCO Gas received a decision on its general rate application which was filed with the AEUB in May 2005 for the 2005, 2006 and 2007 test years. The decision establishes the amount of revenue ATCO Gas can recover through distribution rates for natural gas distribution service to its customers over the period of 2005 to 2007. In August 2005, the AEUB approved interim refundable rates which recognized only 28% of the increased operating costs and rate base additions requested in the original application. On January 27, 2006, ATCO Gas received an AEUB decision which did not materially change the earnings based on the 2005 interim rates. The final impact of the decision will not be known until two subsequent regulatory processes are finalized. The decision also approved the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005, is 8.93% in 2006, and is yet to be determined for 2007.

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

4. TXU Europe settlement

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power had filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim.

On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million. Income taxes of approximately $17.7 million relating to this distribution have been paid. A second distribution of £32.2 million (approximately $69.6 million) was received on August 2, 2005, of which the Corporation's share was $17.7 million, and a third distribution of £31.8 million (approximately $65.2 million) was received on January 19, 2006, of which the Corporation's share was $16.6 million. Income taxes of approximately $10.3 million relating to the second and third distributions will be paid as part of the Corporation's normal tax installments. A final distribution is expected in the second quarter of 2006.

Based on the foreign currency exchange rate in effect on March 30, 2005, the Corporation's share of this settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004 to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon foreign currency exchange rates in effect at the time that the earnings are recognized.

5. Employee future benefits

In the three months ended March 31, 2006, net expense of $5.5 million (2005 – $2.5 million) was recognized for pension benefit plans and net expense of $1.3 million (2005 – $1.2 million) was recognized for other post employment benefit plans.

6. Class I and Class II shares

In July 2005, the Corporation's board of directors approved a two-for-one share split of the outstanding Class I Non-Voting and Class II Voting shares. The share split took the form of a stock dividend whereby share owners received one additional Class I Non-Voting share for each Class I Non-Voting share held as of the record date and one additional Class II Voting share for each Class II Voting share held as of the record date. The stock dividend was paid on September 15, 2005 to share owners of record at the close of business on August 29, 2005. All share, stock option and per share amounts have been retroactively restated to reflect this share split.

There were 53,048,846 (2005 – 52,944,160) Class I Non-Voting shares and 6,960,018 (2005 – 6,980,404) Class II Voting shares outstanding on March 31, 2006. In addition, there were 1,659,100 options to purchase Class I Non-Voting shares outstanding at March 31, 2006 under the Corporation's stock option plan. From April 1, 2006, to April 25, 2006, no stock options were granted or cancelled, 14,600 stock options were exercised and 6,500 Class I Non-Voting shares have been purchased under the Corporation's normal course issuer bid.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended March 31	
	2006	2005
Weighted average shares outstanding	**59,997,292**	59,877,350
Effect of dilutive stock options	**742,463**	731,512
Weighted average dilutive shares outstanding	**60,739,755**	60,608,862

7. Segmented information

Segmented results – Three months ended March 31

2006 2005	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
(Unaudited)							
Revenues – external	**$ 322.7** $ 428.1	**$ 200.4** $ 196.7	**$127.1** $130.6	**$ 81.5** $ 58.2	**$ 1.0** $ 1.0	**$ -** $ -	**$ 732.7** $ 814.6
Revenues – intersegment	**6.0** 4.1	**-** -	**27.0** 25.8	**-** -	**3.3** 3.1	**(36.3)** (33.0)	**-** -
Revenues	**$ 328.7** $ 432.2	**$ 200.4** $ 196.7	**$154.1** $156.4	**$ 81.5** $ 58.2	**$ 4.3** $ 4.1	**$ (36.3)** $ (33.0)	**$ 732.7** $ 814.6
Earnings attributable to Class I and Class II shares	**$ 20.9** $ 23.0	**$ 14.3** $ 12.1	**$ 11.9** $ 8.8	**$ 5.8** $ 4.2	**$ 11.4** $ (5.4)	**$ (1.3)** $ (0.1)	**$ 63.0** $ 42.6
Total assets	**$3,546.2** $3,400.4	**$2,423.6** $2,533.8	**$295.7** $296.2	**$262.7** $221.5	**$775.6** $677.7	**$202.0** $218.1	**$7,505.8** $7,347.7
Allocation of goodwill	**$ 46.5** $ 46.5	**$ 23.1** $ 23.1	**$ 1.6** $ 1.6	**$ -** $ -	**$ -** $ -	**$ -** $ -	**$ 71.2** $ 71.2

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

Printed in Canada

ATCO

ATCO GROUP

News Release

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1400, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release


SEC MAIL PROCESSING
RECEIVED
JUN 1 6 2006
WASH. D.C.
213
SECTION

FILE NO. 82-34745

ATCO Ltd. Declares Quarterly Dividend

CALGARY, May 11, 2006 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2006)	Payment Date (2006)
Class I Non-Voting	ACO.NV.X	$0.205	13-Sep	30-Sep
Class II Voting	ACO.Y	$0.205	13-Sep	30-Sep

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

ATCO GROUP

News Release

Corporate Head Office: 1500, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500 Fax: (403) 292-7532

FILE NO. 82-34745

May 12, 2006

ATCO Group Considering Strategic Alternatives for Midstream Assets

CALGARY, Alberta – ATCO Ltd. announced that Canadian Utilities Limited (the "Corporation") has determined to undertake an examination of strategic alternatives available for its gas gathering & processing and natural gas liquids midstream business, with the objectives of facilitating future growth opportunities and enhancing shareholder value.

The Board of Directors and management of Canadian Utilities intend to identify, examine and consider the alternatives available to Canadian Utilities for its midstream assets, which include, but are not limited to, a reorganization into a business trust or newly-created company, a sale to a third party or the continued operation under the current corporate structure. The Corporation has retained accounting, legal, financial and tax advisors to assist it in identifying and assessing alternatives. The Board of Directors of the Corporation has not made a decision on any particular alternative and there can be no assurance that the Board of Directors will determine to pursue any particular transaction.

Canadian Utilities Limited is part of the ATCO Group of companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

For further information, please contact:
K.M. (Karen) Watson
Senior Vice President &
Chief Financial Officer
ATCO Ltd.
(403) 292-7502

Certain statements contained in this press release include statements relating to matters that are not historical facts. Such statements are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of ATCO Ltd. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.



GROUP

Corporate Office

FILE NO. 82-34745

Annual Meeting of Shareholders

May 11, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

	Business of the Meeting	Outcome of Vote
1.	The election of the following ten directors for a term expiring not later than the next annual meeting: W. L. Britton B. P. Collomb B. P. Drummond B. K. French D. F. Mazankowski H. M. Neldner N. C. Southern R. D. Southern L. C. van Wachem C. W. Wilson	Carried[1]
2.	The appointment of PricewaterhouseCoopers LLP as auditor of ATCO Ltd. to hold office until the next annual meeting.	Carried[1]
3.	The special resolution to amend the articles of ATCO Ltd. to increase the limit on the number of Preferred Shares ATCO Ltd. is authorized to issue:	Carried

	For	% Votes Cast	Against	% Votes Cast
Class I Non-Voting Shares	31,176,436	83.49	6,166,296	16.51
Class II Voting Shares	5,814,110	99.76	13,918	0.24
5.75% Series 3 Cumulative Redeemable Preferred Shares	2,749,351	97.67	65,450	2.33

[P. Spruin]
P. Spruin
Corporate Secretary

[1] *Vote conducted by a show of hands*

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

ATCO GROUP

News Release

FILE NO. 82-34745

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6
Telephone: (403) 292-7500 Fax: (403) 292-7623

For Immediate Release
May 12, 2006

ATCO Ltd. Normal Course Issuer Bid

Calgary, Alberta – ATCO Ltd. (the "Corporation") has filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the Toronto Stock Exchange (the "Exchange") pursuant to which the Corporation indicated that it intends to make a normal course issuer bid for certain of its outstanding Class I Non-Voting Shares on the terms set forth in the Notice. At the time of filing the Notice, the Board of Directors of the Corporation was of the belief, and continues to be of the belief, that the purchase of the Class I Shares from time to time at appropriate prices will minimize any dilution resulting from the exercise of stock options to purchase Class I Shares and is an advantageous use of the Corporation's funds.

On May 8, 2006, 53,056,946 Class I Shares were outstanding. Under the rules of the Exchange, in the period commencing on May 29, 2006 and ending on May 28, 2007, the Corporation may acquire up to 2,652,847 Class I Shares of the Corporation, being 5% of the Class I Shares outstanding as at May 8, 2006. If market conditions permit, the directors of the Corporation presently anticipate that the Corporation will acquire up to 2,652,847 Class I Shares, which represents the full 5% of the Class I Shares outstanding as at May 8, 2006 that may be purchased pursuant to the Notice.

Any shares purchased pursuant to the Notice will be cancelled. Shares will be purchased at the market price of the shares at the time of purchase and will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the Exchange. The funding for any purchase of Class I Shares pursuant to the normal course issuer bid will be financed out of working capital of the Corporation.

The Corporation has purchased 216,500 Class I Shares at an average trading price of $38.24 during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 27, 2005 and expires on May 26, 2006. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation intends to purchase additional Class I Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 26, 2006.

[more]

A copy of the Notice may be obtained by any shareholder without charge, by contacting the Corporate Secretary of the Corporation at the head office of the Corporation.

ATCO Group of is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

Contact: K. M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

ATCO LTD.

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

In accordance with the policy statement of the Toronto Stock Exchange (the "Exchange"), notification is hereby given that ATCO Ltd. (the "Corporation") intends to make a normal course issuer bid for certain of its outstanding Class I Non-Voting Shares (the "Class I Shares") on the terms set forth in this Notice. The issued and outstanding Class I Shares are listed on the Exchange under the trading symbol "ACO.NV.X".

ATCO LTD.

ATCO Ltd. is the parent company of a group of subsidiaries which includes: ATCO Structures Inc., which manufactures, sells and leases space rentals and workforce housing worldwide; ATCO Noise Management Ltd., an engineering, manufacturing and construction company specializing in noise abatement for industrial facilities; ATCO Resources Ltd., which has ownership in ATCO's power generation facilities and Canadian Utilities Limited, whose subsidiaries are engaged in electric power generation, transmission and distribution in Canada, the United Kingdom and Australia; natural gas gathering, processing, transmission, storage and distribution and site services and facilities management.

The principal business office of the Corporation is located at 1400, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6.

SHARES SOUGHT

On May 8, 2006, there were 53,056,946 Class I Shares issued and outstanding. Under the rules of the Exchange, in the 12 months ending May 28, 2007 the Corporation may acquire up to 2,652,847 Class I Shares, being 5% of the Class I Shares outstanding as at May 8, 2006. If market conditions permit, the directors of the Corporation presently anticipate that the Corporation will acquire up to 2,652,847 Class I Shares, which represents the full 5% of the Class I Shares outstanding on May 8, 2006 that may be purchased pursuant to this Notice.

EQUITY AND VOTING SECURITIES

The Corporation has voting and non-voting securities outstanding. The Class I Shares are non-voting shares and the Class II voting shares of the Corporation (the "Class II Shares") carry one vote per share in all circumstances. Each Class II Share may be converted to one Class I Share at the shareholder's option.

In the event an offer to purchase Class II Shares is made to all holders of Class II Shares and is accepted and taken up by the holders of a majority of such shares pursuant to such offer, then provided an offer is not made to the holders of Class I Shares on the same terms and conditions, the Class I Shares shall be entitled to the same voting rights as the Class II Shares. The Class I and II Shares rank equally in all other respects.

DURATION OF PURCHASES

The Corporation may begin to purchase Class I Shares pursuant to this Notice on May 29, 2006. Under the rules of the Exchange, purchases made pursuant to this Notice may not extend for a period of more than one year and, accordingly, such purchases must terminate on May 28, 2007 or on such earlier date as the maximum number of Class I Shares available for purchase hereunder have been purchased.

METHOD OF ACQUISITION

Purchases of Class I Shares pursuant to this Notice will be effected through the facilities of Exchange. The Corporation does not presently intend to purchase Class I Shares other than by means of open market transactions during the period that the normal course issuer bid is outstanding. Any Class I Shares purchased pursuant to this Notice will be cancelled.

CONSIDERATION

Purchases of Class I Shares pursuant to this Notice will be made at such times and in such numbers as may be determined by the Corporation. The price paid by the Corporation for any Class I Shares purchased by it pursuant to this Notice will be the market price of the shares at the time of purchase. The purchase of and payment for the shares purchased by the Corporation will be effected in accordance with the policies and rules of the Exchange.

The Corporation presently intends to fund the purchase of Class I Shares pursuant to the normal course issuer bid from its working capital. Except as herein mentioned, there are no restrictions on the normal course issuer bid.

REASONS FOR THE NORMAL COURSE ISSUER BID

In authorizing the normal course issuer bid for Class I Shares, the board of directors of the Corporation has been motivated by its desire to minimize any dilution to shareholders resulting from the exercise of stock options to purchase Class I Shares and by its belief that the purchase of Class I Shares from time to time at appropriate prices is an advantageous use of the Corporation's funds. These purchases benefit shareholders who continue to hold Class I Shares and Class II Shares, in that their equity interest in the Corporation's assets is increased.

The Corporation has determined to purchase only Class I Shares. There are no outstanding stock options to purchase Class II Shares and, accordingly, there will be no corresponding dilution to Class II Shareholders, within their class, resulting from the exercise of stock options to purchase Class I Shares. Class II Shareholders wishing to participate in the normal course issuer bid may convert their Class II Shares into Class I Shares pursuant to the terms of the Class II Shares.

VALUATIONS

To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, no appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities.

PREVIOUS PURCHASES

The Corporation purchased 216,500 Class I Shares at an average trading price of $38.24 during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 27, 2005 and expires on May 26, 2006. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation intends to purchase additional Class I Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 26, 2006.

ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

To the knowledge of the Corporation, after reasonable enquiry, no director or senior officer or any associate of any director or senior officer nor any person acting jointly or in concert with the Corporation nor any person holding 10% or more of any equity securities of the Corporation has a present intention to sell Class I Shares during the course of the normal course issuer bid other than such sales as may be necessary in their personal circumstances in amounts that are not expected to be significant. The direct or indirect benefits to any of the insiders, affiliates and associates of the Corporation are the same as the benefits to any other shareholder who sells or does not sell during the effective period of this Notice.

PERSONS ACTING JOINTLY OR IN CONCERT WITH THE CORPORATION

No person is acting jointly or in concert with the Corporation in connection with this normal course issuer bid.

MATERIAL CHANGES

There are no material changes in the business or affairs of the Corporation that have not previously been disclosed nor are there plans or proposals for material changes.

CERTIFICATE

The undersigned, a senior officer of the Corporation duly authorized by the Corporation's board of directors, certifies that this Notice is complete and accurate and in compliance with Part 6 of the Rules of the Exchange and Policy Statement 6-501 on Normal Course Issuer Bids of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated this 12th day of May, 2006.

Per: *[signed K.M. Watson]*
K. M. (Karen) Watson
Senior Vice President
& Chief Financial Officer

ATCO LTD.

Report Pursuant to Section 189.1.3
of the
Securities Regulation (Quebec)


SEC MAIL PROCESSING
RECEIVED
JUN 1 6 2006
WASH. D.C.
213
SECTION

1. Name and Address of Offeree Corporation

ATCO Ltd.
1400 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

2. Name and Address of Offeror

ATCO Ltd.
1400 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

3. Designation of Securities Subject to the Bid

ATCO Ltd. (the "Corporation") has filed notice with the Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Class I Shares (CUSIP #046789-40-0) pursuant to a normal course issuer bid to be undertaken pursuant to the rules and policies of the Exchange.

4. Date of the Bid

The Corporation is eligible to commence purchases of its outstanding Class I Shares under the normal course issuer bid on May 29, 2006 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") filed by the Corporation with the Exchange on May 12, 2006.

5. Maximum Number of Securities of the Class Subject to the Bid Which are Sought By the Offeror

The Corporation is eligible to acquire up to 2,652,847 Class I Shares during the 12 month period commencing May 29, 2006 and ending on May 28, 2007.

6. Value of Consideration Offered for Security

The closing price of the Class I Shares on the Exchange on May 12, 2006 (being the last trading day prior to the date of this Notice) was $36.80.

7. Fee Payable In Respect of the Bid

0.02% x 25% x 2,652,847 x $36.80 = $4,881.24

DATED at Calgary, Alberta this 15th day of May, 2006.

ATCO LTD.

Per: *(signed) "P.G. Wright"*
P.G. Wright
Vice President, Finance
& Controller

CORPORATE ACCESS NUMBER: 206362386

FILE NO. 82-34745

Alberta

BUSINESS CORPORATIONS ACT


SEC MAIL PROCESSING
RECEIVED
JUN 16 2006
WASH, D.C.
213
SECTION

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

ATCO LTD.
AMENDED ITS ARTICLES ON 2006/05/26.


REGISTRAR OF
CORPORATIONS

BUSINESS CORPORATIONS ACT

Alberta

ARTICLES OF AMENDMENT

1. Name of Corporation	2. Corporate Access Number
ATCO LTD.	206362386

3. Pursuant to subsection 173(1)(c) of the Business Corporations Act (Alberta), the share capital of the Corporation is hereby amended by increasing the number of Preferred Shares the Corporation is authorized to issue from 8,000,000 to 20,000,000, so that the share capital of the Corporation shall be amended to read as set out in the Schedule of Share Capital attached hereto.



4. DATE	SIGNATURE	TITLE
May 24, 2006	P. Spruin	Corporate Secretary

(511-732/PMF) S:\C4\CORPSERV\ALF\CRM\36883.DOC

SCHEDULE OF SHARE CAPITAL

AUTHORIZED CAPITAL

The authorized capital of ATCO LTD. (the "Corporation") shall consist of:

(a) one class of shares, designated as "Preferred Shares", to be limited in number to 20,000,000 shares presently consisting of:

(i) one series of shares, designated as "5.75% Cumulative Redeemable Preferred Shares, Series 3";

(b) one class of shares, designated as "Junior Preferred Shares", to be limited in number to 8,000,000 shares and presently consisting of:

(i) one series of shares, designated as "Series 1 Cumulative Redeemable Junior Preferred Shares", to be limited in number to 200,000 shares;

(ii) one series of shares, designated as "11 1/2% Cumulative Redeemable Convertible Junior Preferred Shares, Series 2", to be limited in number to 2,000,000 shares; and

(iii) one series of shares, designated as "9 3/10% Cumulative Redeemable Junior Preferred Shares, Series 3", to be limited in number to 2,000,000 shares;

(c) one class of shares, designated "Class I Non-Voting Shares", to be limited in number to 100,000,000 shares; and

(d) one class of shares, designated "Class II Voting Shares", to be limited in number to 50,000,000 shares;

such shares having the following rights, restrictions, conditions and limitations attached thereto:

A. PREFERRED SHARES

The Preferred Shares shall carry and be subject to the following rights, restrictions, conditions and limitations:

(i) Dividends

The Preferred Shares shall have preferred rights as to dividends as determined by the Directors of the Corporation in accordance with Clause (ii) hereof; and

(ii) Designation, Rights, Privileges, Restrictions and Conditions of Series

The Preferred Shares may from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be

determined by the Directors who may by resolution fix from time to time before the issue thereof the designation, rights, restrictions, conditions and limitations attaching to the Preferred Shares of each series including, without limiting the generality of the foregoing, the rate and nature of preferential dividends, the dates of payment thereof, the redemption price and conditions of redemption, if any, and voting rights, if any.

A1. 5.75% CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES 3

The third series of Preferred Shares shall consist of 6,000,000 5.75% Cumulative Redeemable Preferred Shares, Series 3 (the "Series 3 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the preference shares as a class, the Series 3 Preferred Shares shall have attached thereto the rights, privileges, restrictions and conditions as set out in the Schedule of Series Provisions.

B. JUNIOR PREFERRED SHARES

The Junior Preferred Shares shall carry and be subject to the following rights, restrictions, conditions and limitations:

(i) Issuable in Series

The Junior Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Directors of the Corporation;

(ii) Designation, Rights, Privileges, Restrictions and Conditions of Series

Subject to the provisions of the Business Corporations Act (Alberta), the provision herein contained and to any provisions in that regard attaching to any outstanding series of Junior Preferred Shares, the Directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Junior Preferred Shares including, without limitation, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices, and terms and conditions of any redemption and/or purchase rights, any voting rights, any conversion rights and any sinking fund or such other provisions;

(iii) Distributions

The Junior Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the

purpose of winding up its affairs, rank on a parity with the Junior Preferred Shares of every other series and be entitled to a preference over the Class I and Class II Shares of the Corporation and over any other shares of the Corporation ranking junior to the Junior Preferred Shares. The Junior Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Class I and Class II Shares of the Corporation and over any other shares of the Corporation ranking junior to the Junior Preferred Shares as may be fixed in accordance with the provisions hereof;

(iv) Priority

Except for the issue of any of the remaining authorized but unissued Preferred Shares, no shares of a class ranking prior to the Junior Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs may be created or issued without the approval of the holders of the Junior Preferred Shares given in accordance with the provisions hereof;

(v) Voting

Except as otherwise specifically provided in the Business Corporations Act (Alberta) and except as may be otherwise specifically provided in the provisions attaching to any series of the Junior Preferred Shares, the holders of the Junior Preferred Shares shall not be entitled to receive any notice of or attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting;

(vi) Amendment of Junior Preferred Shares

The provisions hereof may not be repealed, altered, modified, amended or amplified by certificate of amendment without the approval of the holders of the Junior Preferred Shares given in accordance with the provisions hereof; and

(vii) Approval of Holders of Junior Preferred Shares

The approval of the holders of the Junior Preferred Shares as to any and all matters referred to herein may be given as follows:

(I) Any approval given by the holders of Junior Preferred Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least 75% of the outstanding Junior Preferred Shares or by a resolution passed at a meeting of holders of Junior Preferred Shares duly called and held upon not less than 21 days' notice at which the holders of at least 25% of the outstanding Junior Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than 50%

of the votes cast at such meeting, in addition to any vote or other consent or approval that may be required by the Business Corporations Act (Alberta). If at any such meeting the holders of at least 25% of the outstanding Junior Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the Chairman, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of Junior Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 50% of the votes cast at such meeting shall constitute the approval of the holders of the Junior Preferred Shares; and

(II) On every poll taken at any meeting of holders of Junior Preferred Shares, every holder of Junior Preferred Shares shall be entitled to one vote in respect of each one dollar of the issue price of each Junior Preferred Share held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

B1. SERIES 1 CUMULATIVE REDEEMABLE JUNIOR PREFERRED SHARES

The first series of Junior Preferred Shares of the Corporation shall consist of 200,000 shares, shall be designated "Series 1 Cumulative Redeemable Junior Preferred Shares" (hereinafter called the "Series 1 Shares") and shall have attached thereto the preferences, rights, restrictions, conditions and limitations as set out in the Schedule of Series Provisions.

B2. 11 1/2% CUMULATIVE REDEEMABLE CONVERTIBLE JUNIOR PREFERRED SHARES, SERIES 2

The second series of Junior Preferred Shares of the Corporation shall consist of 2,000,000 shares, shall be designated "11 1/2% Cumulative Redeemable Convertible Junior Preferred Shares, Series 2" (hereinafter called the "Convertible Preferred Shares") and shall have attached thereto the preferences, rights; restrictions, conditions and limitations as set out in the Schedule of Series Provisions.

B3. TERMS AND CONDITIONS OF THE 9 3/10% CUMULATIVE REDEEMABLE JUNIOR PREFERRED SHARES, SERIES 3

The third series of Junior Preferred Shares of the Corporation shall consist of 2,000,000 shares, shall be designated "9 3/10% Cumulative Redeemable Junior Preferred Shares, Series 3" (hereinafter called the "Series 3 Junior Preferred Shares") and shall have attached thereto the preferences, rights, restrictions, conditions and limitations as set out in the Schedule of Series Provisions.

C. CLASS I NON-VOTING SHARES AND CLASS II VOTING SHARES

The Class l Non-Voting Shares (the "Class I Shares") and the Class II Voting Shares (the "Class II Shares") shall carry and be subject to the following rights, restrictions, conditions and limitations:

(i) Priority

The Class I Shares and the Class II Shares shall rank equally in all respects (including distributions of any nature whatsoever), save as to voting (as provided in clause (iii) hereof) and subject to the rights of conversion of the Class II Shares into Class I Shares (as provided in clause (iv) hereof);

(ii) Dividends

The Class I Shares and the Class II Shares shall rank equally as to dividends and all dividends declared in any fiscal year shall be declared and paid in equal or equivalent amounts per share on all the Class I Shares and all the Class II Shares at the time outstanding, without preference or distinction;

(iii) Voting

(I) Subject to the special voting rights set forth in (III) below the holders of the Class I Shares shall not be entitled to receive notice of or to attend any meetings of the shareholders of the Corporation onto vote at any such meeting, but shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof;

(II) Each holder of a Class II Share shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation (except class meetings of other classes of shareholders at which such holder is not entitled to be present or vote) and at all such meetings shall be entitled to one vote in respect of each Class II Share held by such holder; and

(III) In this provision the term "Offer" means an Offer to purchase Class II Shares which must, by reason of then applicable securities legislation of any province or the by-laws, regulations or policy of a Stock Exchange upon which the Class II Shares are listed, be made to all holders of Class II Shares whose last address on the records of the Corporation is in any province which requires the making of such an Offer to such holders. In the event an Offer is made and at the time the Offer is made, and an Offer on the same terms and conditions is not made to the holders of the Class I Shares, then, if holders of more than fifty percent (50%) of the Class II Shares accept the offer, which shall include any amended Offer, each holder of a Class I Share shall, from and after the date upon which such shares are taken up pursuant to the terms of the Offer, be entitled to the same voting rights as the Class II Shares set forth in (II) above.

(iv) Conversion

Each issued and fully paid Class II Share may at any time and from time to time, at the option of the holder, be converted into one (1) Class I Share. Each Class II Share so converted shall be restored by such conversion to the status of an authorized but unissued Class II Share in the capital of the Corporation. The conversion privilege herein provided for may be exercised by notice in writing given to the transfer agent of the Corporation; accompanied by the certificate or certificates representing the Class II Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Corporation as a holder of Class II Shares in respect of which such right is being exercised or by such holder's duly authorized attorney and shall specify the number of Class II Shares which the holder desires to have converted. The holder shall also pay any governmental or other tax imposed in respect of such transaction. Upon receipt of such notice the Corporation shall issue certificates representing fully paid Class I Shares upon the basis above prescribed and in accordance with the provisions hereof to the holder of the Class II Shares represented by the certificate or certificates accompanying such notice; if less than all the Class II Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate of the Class II Shares representing the shares comprised in the original certificate which are not to be converted;

(v) Reorganization of Class I and Class II Shares

Neither the Class I nor the Class II Shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner;

(vi) Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, all the property and assets of the Corporation available for distribution to shareholders shall be paid or distributed equally share for share to the holders of the Class I Shares and the Class II Shares respectively without preference or distinction;

(vii) Amendment to Class I Shares

Any amendments to vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class I Shares or to create special shares ranking in priority to or on a parity with the Class I Shares, in addition to the authorization by a special resolution as defined in the Business Corporations Act (Alberta), must be authorized by a special resolution of the holders of the Class I Shares.

SCHEDULE OF SERIES PROVISIONS

A1. 5.75% CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES 3

The third series of Preferred Shares shall consist of 6,000,000 5.75% Cumulative Redeemable Preferred Shares, Series 3 (the "Series 3 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the preference shares as a class, the Series 3 Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions.

ARTICLE 1 GENERAL

(i) Issue Price

The consideration for which each Series 3 Preferred Share shall be issued is $25.00 in lawful money of Canada, and upon payment of such consideration, each such Series 3 Preferred Share shall be issued by the Corporation as fully paid and non-assessable.

(ii) Redemption; Purchase or Conversion

Subject to Article 7 and to the extent permitted by applicable law, the Series 3 Preferred Shares may be redeemed, purchased or converted only as provided in Article 3 and Article 4, but not otherwise.

ARTICLE 2 DIVIDENDS

(i) Dividend Payment Dates and Dividend Period

The dividend payment dates (the "Dividend Payment Dates") in respect of the dividends payable on the Series 3 Preferred Shares shall be the first day of each of the months of March, June, September and December in each year. A "Dividend Period" means the period from and including the date of initial issue of the Series 3 Preferred Shares to but excluding September 1, 2001, and, thereafter, the period from and including a Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

(ii) Cumulative Preferential Dividends

Subject to Article 7, the holders of Series 3 Preferred Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends (the "Series 3 Dividends") payable, with respect to each Dividend Period, on the Dividend Payment Date for each such Dividend Period. The initial Series 3 Dividend, will be payable on September 1, 2001, in the amount calculated in accordance with

Section 2(iii). Thereafter, Series 3 Dividends shall be payable at the rate of $1.4375 per share per annum.

(iii) Dividend for Other than a Full Dividend Period

Subject to Article 7, the holders of Series 3 Preferred Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(I) in respect of the period beginning on and including the date of initial issue of the Series 3 Preferred Shares to but excluding September 1, 2001 (the "Initial Dividend Period"), a dividend in an amount per Series 3 Preferred Share equal to the amount obtained (rounded to four decimal places) when $1.4375 is multiplied by a fraction, the numerator of which is the number of calendar days from and including the date of issue of the Series 3 Preferred Shares to but excluding September 1, 2001 and the denominator of which is 365; and

(II) in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 3 Preferred Share equal to the amount obtained (rounded to four decimal places) when $1.4375 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

(iv) Payment Procedure

Subject to Article 7 and Section 3(iii) and provided that they have been declared by the Board of Directors, the Corporation shall pay the Series 3 Dividends on the relevant Dividend Payment Date (less any tax required to be deducted and withheld by the Corporation) to the holders of Series 3 Preferred Shares on such date, by cheque or by wire transfer in accordance with Article 5. Series 3 Dividends that are represented by a cheque that has not been presented for payment to the Corporation's bankers or that otherwise remain unclaimed for a period of six years from the date on which such Series 3 Dividends were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

ARTICLE 3 REDEMPTION AND PURCHASE

(i) Corporation's Redemption Rights

The Series 3 Preferred Shares shall not be redeemable prior to December 1, 2008. Subject to Article 7, on and after December 1, 2008, the Corporation may, at its option, on not less than 30 days' prior notice as set forth in Section 3(ii), redeem for cash the Series 3 Preferred Shares, in whole at any time or in part from time to time, at $26.00 per share if redeemed during the 12 months commencing December 1, 2008, $25.50 per share if redeemed during the 12 months commencing December 1, 2009 and $25.00 per share if redeemed on and after December 1, 2010, in each case together with all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation) (the "Redemption Price").

If less than all of the then outstanding Series 3 Preferred Shares are at any time to be redeemed, then the particular Series 3 Preferred Shares to be redeemed shall be selected on a pro rata basis.

(ii) Notice of Redemption

The Corporation shall give written notice of the redemption of Series 3 Preferred Shares to each holder of Series 3 Preferred Shares to be redeemed (the "Redeemed Shares"), which notice (the "Redemption Notice") shall specify the date (the "Redemption Date") on which the redemption is to take place and the Redemption Price per share, and shall be given not less than 30 calendar days prior to the Redemption Date.

(iii) Payment of Redemption Price

On and after the Redemption Date, the Corporation shall pay or cause to be paid to the holders of the Redeemed Shares, the then applicable Redemption Price therefor on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series 3 Preferred Shares in the City of Toronto, or such other place or places in Canada designated in the Redemption Notice, of the certificate or certificates representing such Redeemed Shares.

Subject to Section 3(iv), payment of the Redemption Price shall be made by cheque or by wire transfer in accordance with Article 5. From and after the Redemption Date, the holders of the Redeemed Shares shall cease to be entitled to dividends thereon or to exercise any of the rights of holders of Series 3 Preferred Shares in respect of such Redeemed Shares, except the right to receive therefor the then applicable Redemption Price; *provided, however*, that if payment of such Redemption Price is not duly made in accordance with the provisions hereof, then the rights of such holders shall remain unimpaired.

(iv) Deposit of Redemption Price

The Corporation shall have the right at any time after giving a Redemption Notice to deposit the aggregate Redemption Price for the Redeemed Shares, or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, in a special account with a Canadian chartered bank or trust company for the holders of such Redeemed Shares, and upon such deposit being made or upon the Redemption Date, whichever is the later, the Redeemed Shares shall be deemed to be redeemed and the rights of each holder thereof shall be limited to receiving, without interest, his proportionate part of the Redemption Price so deposited upon presentation and surrender of the certificate or certificates representing the Redeemed Shares.

Any interest on any such deposit shall belong to the Corporation. Any moneys so deposited that remain unclaimed by holders of Redeemed Shares for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

(v) Purchase for Cancellation

Subject to Article 7, the Corporation may at any time or from time to time purchase for cancellation all or any number of the outstanding Series 3 Preferred Shares at any price through the facilities of any stock exchange on which the Series 3 Preferred Shares are listed or pursuant to tenders received by the Corporation upon an invitation for tenders addressed to all holders of the Series 3 Preferred Shares, or in any other manner, provided that in the case of a purchase in any other manner the price paid by the Corporation for such Series 3 Preferred Shares so purchased for cancellation shall not exceed $25.00 per share plus all accrued and unpaid Series 3 Dividends to but excluding the date of purchase (less any tax required to be deducted and withheld by the Corporation) and costs of purchase.

If pursuant to any invitation for tenders of Series 3 Preferred Shares the Corporation receives tenders at the same price in respect of an aggregate number of Series 3 Preferred Shares that is greater than the number of Series 3 Preferred Shares for which the Corporation is prepared to accept tenders, the Series 3 Preferred Shares to be purchased by the Corporation shall be selected from the Series 3 Preferred Shares tendered at such price as nearly as may be pro rata (to the nearest 10 shares) according to the number of Series 3 Preferred Shares offered in each such tender, or in such manner as the Board of Directors or a committee thereof in its sole discretion shall determine by resolution.

If part only of the Series 3 Preferred Shares represented by any certificate shall be purchased by the Corporation, a new certificate for the balance of such Series 3 Preferred Shares shall be issued by the Corporation without cost to the holder.

ARTICLE 4 CONVERSION

(i) Holder's Conversion Right

The Series 3 Preferred Shares shall not be convertible at the option of the holder prior to December 1, 2011. Subject to the option of the Corporation set forth in Section 4(iv) and to the right of the Corporation to redeem the Series 3 Preferred Shares as set out in Article 3, each Series 3 Preferred Share shall, on each Dividend Payment Date on and after December 1, 2011, at the option of the holder, on notice to the Corporation, be convertible into that number of Class I Non-Voting Shares of the Corporation determined by dividing $25.00 plus all accrued and unpaid Series 3 Dividends to but excluding the date of conversion by the greater of $2.00 and 95% of the then Current Market Price (as hereinafter defined), rounded down to the nearest whole number.

"Current Market Price" means the weighted average trading price of the Class I Non-Voting Shares on The Toronto Stock Exchange (or on the senior stock exchange on which the Class I Non-Voting Shares are listed for trading if the Class I Non-Voting Shares are not listed on The Toronto Stock Exchange at the relevant time) for a period of 20 consecutive trading days ending on the fourth day prior to the applicable date of conversion or, if that day is not a trading day, on the immediately preceding trading day.

A holder of Series 3 Preferred Shares may exercise the conversion rights attached to any or all of his Series 3 Preferred Shares by giving written notice to the Corporation of his intention to convert such Series 3 Preferred Shares, which notice (the "Holder's Conversion Notice") shall specify the number of Series 3 Preferred Shares held by such holder that he wishes to be converted (the "Subject Shares"), and shall be given not less than 65 calendar days prior to the first Dividend Payment Date falling after the giving of the Conversion Notice (the "Holder's Conversion Date").

A Holder's Conversion Notice shall be deemed to have been given to the Corporation on, and shall only be effective upon, the date on which the Holder's Conversion Notice is actually received at the head office of the Corporation or the principal transfer office of the transfer agent of the Series 3 Preferred Shares in the City of Toronto. A Holder's Conversion Notice shall be irrevocable and, after it has been given to the Corporation, cannot be withdrawn by the holder of the Subject Shares who has given it.

Subject to the option of the Corporation set forth in Section 4(iv), the Subject Shares shall be converted effective on the Holder's Conversion Date.

(ii) Corporation's Conversion Right

The Series 3 Preferred Shares shall not be convertible at the option of the Corporation prior to December 1, 2008. On and after December 1, 2008, the Corporation may, subject, if required, to the receipt of stock exchange and other regulatory approvals, at any time and from time to time, on notice to each holder

thereof, convert any or all of the Series 3 Preferred Shares then outstanding into that number of Class I Non-Voting Shares determined by dividing the Redemption Price that would be applicable as at the Corporation's Conversion Date (as hereinafter defined) by the greater of $2.00 and 95% of the then Current Market Price, rounded down to the nearest whole number.

The Corporation shall give written notice to each holder of Series 3 Preferred Shares to be converted, which notice (the "Corporation's Conversion Notice") shall specify the number of Series 3 Preferred Shares held by such holder that will be converted and the date fixed by the Corporation for conversion (the "Corporation's Conversion Date"), and shall be given not less than 40 calendar days prior to such Corporation's Conversion Date.

If less than all of the then outstanding Series 3 Preferred Shares are at any time to be converted at the option of the Corporation, then the particular Series 3 Preferred Shares to be so converted shall be selected on a pro rata basis.

Series 3 Preferred Shares that are the subject of a Corporation's Conversion Notice shall be converted effective on the Corporation's Conversion Date.

The Corporation cannot exercise its rights under this Section 4(ii) in respect of any Series 3 Preferred Shares that are the subject of a Holder's Conversion Notice under Section 4(i).

(iii) Delivery of Certificates representing Class I Non-Voting Shares

Subject to Section 4(iv), the Corporation shall, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series 3 Preferred Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Series 3 Preferred Shares being converted (whether pursuant to a Holders Conversion Notice or a Corporation's Conversion Notice), give or cause to be given, on the applicable date of conversion, to each holder of the Series 3 Preferred Shares being converted or as such holder may have otherwise directed:

(I) a certificate representing the whole number of Class I Non-Voting Shares into which such Series 3 Preferred Shares being converted are to be converted, registered in the name of the holder of such Series 3 Preferred Shares, or as such holder may have otherwise directed; and

(II) in lieu of the issuance of a fractional Class I Non-Voting Share, a cheque in an amount equal to the product of the fractional remainder, if any (rounded to four decimal places), produced by the conversion formula set forth in Section 4(i) or Section 4(ii), as the case may be, multiplied by the greater of $2.00 and 95% of the then Current Market Price.

If less than all of the Series 3 Preferred Shares represented by any certificate are to be converted, a new certificate representing the balance of such Series 3 Preferred Shares shall be issued by the Corporation without cost to the holder.

(iv) Option of the Corporation

If a holder of Series 3 Preferred Shares gives a Holder's Conversion Notice to the Corporation, the Corporation may, at its option, on notice to such holder in the manner described in this Section 4(iv), elect to redeem for cash or arrange for the sale to another purchaser of all or any part of the Subject Shares, and in respect of such redemption or purchase the holder of such Subject Shares shall be paid the amount set forth in this Section 4(iv).

If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall, not less than 40 calendar days prior to the Holder's Conversion Date, give written notice to all holders of the Subject Shares stating the number of Subject Shares to be redeemed for cash by the Corporation, the number of Subject Shares to be sold to another purchaser, and the number of Subject Shares to be converted into Class I Non-Voting Shares pursuant to the Holder's Conversion Notice, such that all of the Subject Shares are either redeemed, purchased or converted on the Holder's Conversion Date.

If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall pay or cause to be paid, in respect of those Subject Shares to be redeemed for cash or purchased, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series 3 Preferred Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing such Subject Shares, on the Holder's Conversion Date, to the holder of the Subject Shares or as such holder may have otherwise directed, an amount equal to $25.00 plus all accrued and unpaid Series 3 Dividends to but excluding the Holder's Conversion Date for each Subject Share being redeemed or purchased, and each such Subject Share shall be deemed to have been redeemed or purchased, as the case may be, on the Holder's Conversion Date. Payment under this Section 4(iv) shall be made by cheque or by wire transfer in accordance with Article 5.

If the Corporation elects to redeem for cash or arrange for the purchase of some, but not all, of the Subject Shares, then the Corporation shall, in respect of those Subject Shares to be converted into Class I Non-Voting Shares, give or cause to be given to the holder of such Subject Shares the certificate or certificates representing such Class I Non-Voting Shares and, if applicable, a cheque in lieu of a fractional Class I Non-Voting Share, all in accordance with the procedures set forth in Section 4(iii).

(v) Conversion into Another Series of Preferred Shares

The Corporation may at any time offer the holders of Series 3 Preferred Shares the right, at the option of such holders, to convert such Series 3 Preferred Shares into a further series of Preferred Shares of the Corporation.

ARTICLE 5 PAYMENT PROCEDURES

(i) Payment by Cheque

Subject to Section 5(ii), any amounts that are paid by the Corporation to holders of Series 3 Preferred Shares in respect of the payment of (i) Series 3 Dividends under Article 2, (ii) a Redemption Price under Article 3, (iii) a redemption or purchase amount under Section 4(iv), or (iv) a cash amount in lieu of the issuance of a fractional Class I Non-Voting Share under Article 4, shall be paid by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada, and the delivery or mailing of any such cheque to a holder of Series 3 Preferred Shares shall constitute a full and complete discharge of the Corporation's obligation to pay such amounts (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment.

(ii) Payment by Wire Transfer

If requested in writing by a holder of at least 200,000 Series 3 Preferred Shares, the Corporation shall pay any amounts owing to such holder in respect of the payment of (i) Series 3 Dividends under Article 2, (ii) a Redemption Price under Article 3, or (iii) a redemption or purchase amount under Section 4(iv), by wire transfer to an account maintained by such holder as specified in the written request, and the making of any such wire transfer shall constitute a full and complete discharge of the Corporation's obligation to pay such amounts (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority).

ARTICLE 6 VOTING RIGHTS

(i) Voting Rights

Except as otherwise, provided in this Article 6, holders of Series 3 Preferred Shares shall not be entitled to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation. In the event that the Corporation shall have failed to pay eight Series 3 Dividends ("Default Dividends"), whether or not consecutive, and only for so long as any such Default Dividends remain in arrears, the holders of Series 3 Preferred Shares shall be entitled to receive notice of and attend at all meetings of shareholders of the Corporation which shall take place more than 60 days after the date on which the failure to pay the eighth

Default Dividend first occurred, and to cast one vote for each Series 3 Preferred Share held, except that holders of Series 3 Preferred Shares shall in no circumstance be entitled to receive notice of or attend at meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote. In connection with any action to be taken by the Corporation which requires the approval of the holders of Series 3 Preferred Shares voting as a series or as part of a class, each such Series 3 Preferred Share shall entitle the holder thereof to one vote.

ARTICLE 7 RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES

(i) Restrictions on Dividends and Retirement of Shares

So long as any of the Series 3 Preferred Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the outstanding Series 3 Preferred Shares given in the manner specified in Article 11:

(I) declare, pay or set apart for payment any dividends on the Class I Non-Voting Shares or Class II Voting Shares or any other shares of the Corporation ranking junior to the Series 3 Preferred Shares with respect to the payment of dividends (other than a stock dividend payable in shares of the Corporation ranking junior to the Series 3 Preferred Shares with respect to the payment of dividends);

(II) redeem, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking junior to the Series 3 Preferred Shares with respect to the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 3 Preferred Shares with respect to the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation);

(III) redeem, purchase or otherwise retire less than all of the Series 3 Preferred Shares then outstanding; or

(IV) redeem, purchase or otherwise retire any other shares of the Corporation ranking on a parity with the Series 3 Preferred Shares with respect to the payment of dividends or the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation, except in connection with any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching to any such shares;

unless, in each case, all dividends then payable on the Series 3 Preferred Shares and on all other shares then outstanding that rank prior to or on a parity with the Series 3 Preferred Shares with respect to the payment of dividends shall have been declared and paid or set apart for payment.

(ii) Restriction on Creation or Issue of Additional Shares

So long as any Series 3 Preferred Shares are outstanding the Corporation shall not, without the prior approval of the holders of the outstanding Series 3 Preferred Shares given in the manner specified in Article 11, create or issue any shares ranking prior to or on a parity with the Series 3 Preferred Shares with respect to the payment of dividends or the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation, provided that the Corporation may without such approval, if all Series 3 Dividends then payable on the Series 3 Preferred Shares shall have been paid, issue additional series of Preferred Shares.

ARTICLE 8 ELECTION UNDER THE INCOME TAX ACT

(i) Election under the Income Tax Act (Canada)

The Corporation shall elect in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) (or any successor or replacement provision of similar effect), and take all other necessary action under such Act, to pay tax under section 191.1 of Part VI. 1 of such Act (or any successor or replacement provision of similar effect) at a rate such that corporate holders of Series 3 Preferred Shares will not be required to pay tax under section 187.2 of Part IV 1 of such Act (or any successor or replacement provision of similar effect) on Series 3 Dividends received.

ARTICLE 9 NOTICES AND INTERPRETATION

(i) Notices, etc. from the Corporation

Any notice, certificate, cheque, invitation for tenders or other communication (each, a "Communication") from the Corporation provided for herein shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series 3 Preferred Shares entitled to receive such Communication, at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation, and such Communication shall be deemed to have been given on the date of delivery or the date of mailing, as the case may be. Accidental failure to give such Communication to one or more holders of the Series 3 Preferred Shares shall not affect the validity of the Communications properly given or any action taken pursuant to such missed Communication but, upon such failure being discovered, the Communication shall be delivered or sent forthwith to such holder or holders.

If any Communication from the Corporation given to a holder of Series 3 Preferred Shares pursuant to this Section 9(i) is returned on three consecutive occasions because such holder cannot be found, the Corporation shall not be required to deliver or mail any further Communications to such holder until the holder informs the Corporation in writing of his new address.

(ii) Interpretation

In the event that any day on which any Series 3 Dividend is payable, or on or by which any other action is required to be taken hereunder, is not a business day, then such Series 3 Dividend shall be payable on, or such other action shall be required to be taken on or before, the next succeeding day that is a business day. A "business day" means a day other than a Saturday, a Sunday or any other day that is a statutory or civic holiday in the place or places where the Corporation or the transfer agent for the Series 3 Preferred Shares have their head offices.

All references herein to a holder of Series 3 Preferred Shares shall be interpreted as referring to a registered holder of the Series 3 Preferred Shares.

For the purposes hereof, reference to any class or series of shares of the Corporation shall mean such a class or series of shares as currently constituted and any shares resulting from a reclassification of a class or series of shares of the Corporation or which result from a capital reorganization of the Corporation or a consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a capital reorganization, consolidation, amalgamation or merger which does not result in any reclassification of such class or series of shares or a change of such class or series of shares into other shares or securities).

ARTICLE 10 MODIFICATION

(i) 10.1 Modification

Subject, if required, to the receipt of all necessary approvals of any stock exchange on which the Series 3 Preferred Shares may be listed and any other regulatory authorities, the series provisions attaching to the Series 3 Preferred Shares may be amended, deleted, varied or modified with the prior approval of the holders of Series 3 Preferred Shares given in accordance with Article 11.

ARTICLE 11 APPROVAL OF HOLDERS OF SERIES 3 PREFERRED SHARES

(i) Approval of Holders of Series 3 Preferred Shares

Unless otherwise provided herein, any approval required or permitted to be given by the holders of the Series 3 Preferred Shares with respect to any and all matters referred to herein shall be deemed to have been sufficiently given by the holders of the Series 3 Preferred Shares if given by (i) written resolution signed by all of the holders of the outstanding Series 3 Preferred Shares, or (ii) a simple majority

of the votes cast at a meeting or adjourned meeting of the holders of such Series 3 Preferred Shares duly called for the purpose and at which a quorum is present.

(ii) Amendment of Series Provisions

The rights, privileges, restrictions and conditions of the Series 3 Preferred Shares may be amended, deleted, varied or modified by resolution enacted by the Board of Directors and confirmed by (i) a written resolution signed by all of the holders of the outstanding Series 3 Preferred Shares, or (ii) at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of such Series 3 Preferred Shares duly called for the purpose and at which a quorum is present.

(iii) Quorum Requirements

The quorum for any meeting of holders of Series 3 Preferred Shares (other than an adjourned meeting) shall be at least one such holder represented in person or by proxy holding a simple majority of the outstanding Series 3 Preferred Shares. If at any such meeting the holder(s) of a simple majority of the outstanding Series 3 Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders(s) of Series 3 Preferred Shares represented in person or by proxy may transact the business for which the meeting was originally called.

ARTICLE 12 RIGHTS ON LIQUIDATION

(i) Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 3 Preferred Shares shall be entitled to receive an amount equal to $25.00 per Series 3 Preferred Share (less return of stated capital, if any) together with all accrued and unpaid Series 3 Dividends to but excluding the date of liquidation, dissolution, winding-up or other distribution, and if such liquidation, dissolution, winding-up or other distribution is voluntary and is commenced prior to September 1, 2011, a premium of $1.00 per share, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Class I Non-Voting Shares or Class II Voting Shares or any other shares ranking junior to the Series 3 Preferred Shares. After payment to the holders of the Series 3 Preferred Shares of the amounts so payable to them, such holders shall not be entitled to share in any further distribution of the property or assets of the Corporation.

B1. SERIES 1 CUMULATIVE REDEEMABLE JUNIOR PREFERRED SHARES

The first series of Junior Preferred Shares of the Corporation shall consist of 200,000 shares, shall be designated "Series 1 Cumulative Redeemable Junior Preferred Shares" (hereinafter called the "Series 1 Shares") and shall have attached thereto the preferences, rights, restrictions, conditions and limitations as follows:

(i) Dividends

(I) The dividend on the Series 1 Shares (herein called the "Dividend Rate") shall be a variable rate per annum, calculated on a 365 day basis and equal at all times to the sum of 50% of the Northland Bank's Prime Lending Rate and 2%. Such variable rate shall be adjusted automatically and shall be effective on the day of any change in the Northland Bank's Prime Lending Rate; provided that in the event of an Occurrence, the Dividend Rate will be increased so that the holders of Series 1 Shares will receive and continue to receive an after-tax return in respect of dividends on the Series 1 Shares equal to the after-tax return on such dividends prior to the effective date of the Occurrence.

Northland Bank's Prime Lending Rate shall mean the most favourable rate of interest charged from time to time by the Northland Bank to its most credit worthy customers, as advised to the Corporation from time to time.

Occurrences shall mean (i) a change in any applicable legislation or regulations, (ii) an assessment or reassessment issued by the Department of National Revenue or any provincial taxing authority, (iii) a judgment rendered by a court of competent jurisdiction, (iv) a request or direction made by a central bank or other fiscal or monetary authority with which a holder is required to comply, (v) the Corporation ceasing to be a resident taxable Canadian corporation, (vi) any tax, penalty or similar fee imposed by a governmental or regulatory authority, (vii) the Series 1 Shares being determined by the Department of National Revenue to be or to have been from the date of issue or any date thereafter "term preferred shares" as that term is defined from time to time under the Income Tax Act (Canada), or (viii) a change in any interpretation or administration of any applicable legislation or regulations by any governmental authority or agency as such change is reflected in a written opinion from such authority or agency, that would impose or result in a tax or levy on a holder in respect of dividends on or the holding of the Series 1 Shares or would preclude or limit a holder from deducting such dividends in arriving at its taxable income or would preclude or limit a holder

from deducting such dividends in arriving at its taxable income or would preclude or limit a holder from deducting any interest cost on any indebtedness, incurred or deemed by the relevant taxing authority to have been incurred by the holder for the purpose of acquiring the Series 1 Shares in arriving at its income for tax purposes or would increase the cost to a holder of retaining the Series 1 Shares or would in any manner whatever reduce the holder's net after-tax return from the Series 1 Shares. Provided that no event that would otherwise be an Occurrence shall be an Occurrence if, (A) it is attributable to or caused by an Obligation, either absolute or contingent, to effect any undertaking, including any agreement, guarantee, security or similar covenant to purchase or repurchase the Series 1 Shares to which the Corporation or any person related to the Corporation is not party, (B) it is attributable to or caused by the holder or former holder which was a taxable Canadian corporation becoming a corporation other than a taxable Canadian corporation, (C) it is attributable to a life insurer ceasing to include, pursuant to Part I of the Income Tax Act (Canada), dividends received in computing its taxable income from a business carried on by it in Canada or (D) if it is attributable to the imposition of (i) any tax, or such portion thereof, which is only due to changes in the rates of tax on taxable income substantially as determined under the Income Tax Act (Canada) or (ii) any tax computed by reference to the revenues of the holder attributable to the holding of the Series 1 Shares to the extent that the amount of such tax is not greater than one-half of the amount that the tax would have been on the assumption that the holder in the period in respect of which the tax is computed did not receive any amount which was or was deemed to be a dividend on any shares of a corporation resident in Canada and did receive interest income equal to two times the amount of the dividend received or that was deemed to have been received in the period by the holder on shares of corporations resident in Canada.

(II) The holders of the Series 1 Shares shall be entitled to receive out of the net profits or surplus of the Corporation when and as declared by the Directors cumulative cash dividends equal to the Dividend Rate multiplied by $25 per share calculated daily and payable quarterly on the last business day of each calendar quarter commencing on June 30, 1981 to shareholders of record on the fifteenth day of each month. Such dividends shall accrue and be cumulative from the date of issue of the Series 1 Shares. No dividends shall be declared or paid upon other shares of the Corporation ranking junior to the Series 1 Shares unless all cumulative dividends accrued upon the Series 1 Shares to the last preceding payment date shall have been paid or declared and set apart. Until other shares of the Corporation ranking junior to the

Series 1 Shares shall have been exhausted, the Series 1 Shares shall not be liable to cancellation or reduction by reason of loss or depreciation of the Corporation's assets.

(ii) Redemption

(I) The Corporation shall have the right at any time and from time to time upon resolution of the Directors to call for redemption and redeem all or any of the outstanding Series 1 Shares at a price per share equal to $25 plus accrued and unpaid preferential dividends calculated to the date fixed for redemption. If the Corporation desires at any time to call for redemption and redeem less than all the outstanding Series 1 Shares, the shares to be redeemed shall be selected by lot in such manner as may be prescribed by resolution of the Directors.

(II) In any case of redemption of the Series 1 Shares under the provisions of paragraph (I) hereof, the Corporation shall, at least 30 days before the date fixed for redemption, mail to each registered holder of the Series 1 Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such shares. Such notice shall be mailed in a prepaid letter addressed to such holder at his address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing then to the last known address of such holder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption.

Such notice shall state the redemption price and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed are to be redeemed the number thereof so to be redeemed. On or after the date fixed for redemption as specified in any such notice the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Shares to be redeemed the redemption price on presentation and surrender of the certificates representing the shares called for redemption at the head office of the Corporation, or any other place designated in such notice, and upon payment of such redemption price as aforesaid to the holder or holders of any of the Series 1 Shares to be redeemed such shares shall thereupon be cancelled and shall not be reissued. If a part only of the shares represented by any certificate are to be redeemed, a new certificate representing the balance shall be issued to the holder at the expense of the Corporation. From and after the date fixed for redemption as specified in any such notice the Series 1 Shares thereby called for redemption shall cease to be entitled to

dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Should the holders of any of the Series 1 Shares so called for redemption fail to present the certificates representing such shares on the date fixed for redemption as specified in such notice, the Corporation shall have the right to deposit the redemption price of such shares with any chartered bank or banks or with any trust account or accounts in trust for the respective holders of such shares to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same and upon such deposit or deposits being made, such shares shall be cancelled and shall not be reissued and the rights of the respective holders thereof after such deposit shall be limited to receiving without interest their respective proportionate parts of the total redemption price so deposited upon presentation and surrender of the certificates representing such shares held by them respectively.

(III) On the date that is ten years and one day after the date of issuance of the Series 1 Shares, the Corporation shall purchase or redeem all of the Series 1 Shares at a price per share equal to $25 plus accrued and unpaid preferential dividends calculated to the date of such purchase or redemption.

(iii) Dissolution

In the event of the winding-up or dissolution of the Corporation, whether voluntary or involuntary, or for reorganization or otherwise, and upon any distribution of assets for the purpose of winding up its affairs or in the event of any reduction of capital, no sum whatever shall be paid to and no assets whatever shall be distributed among the holders of the shares of the Corporation paid junior to the Junior Preferred Shares until there shall have been paid to the holders of the Series 1 Shares $25 for each Series 1 Share held by them plus a sum equivalent to the arrears, if any, of the dividends accrued on the Series 1 Shares to the date of such winding-up, dissolution, distribution or reduction of capital, as the case may be, whether or not declared and the holders of the Series 1 Shares shall be entitled to be paid all such monies out of the assets of the Corporation by preference over and in priority to the holders of any shares junior to the Junior Preferred Shares and after payment to the holders of the Series 1 Shares of the monies so payable to them they shall not be entitled to share any further in the distribution of the profits or assets of the Corporation in respect of their holdings of Series 1 Shares.

(iv) Voting Rights

The holders of the Series 1 Shares shall not be entitled as such to receive notice of or attend any meetings of the shareholders of the Corporation and shall not be entitled to vote at any such meeting; provided that the holders of Series 1 Shares shall be entitled to one vote for each Series 1 Share held by them if and for so long as the cumulative dividends on the Series 1 Shares are in arrears for a period exceeding one calendar year.

(v) Pre-emptive Rights

The holders of the Series 1 Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized.

(vi) Modification

The provisions hereof may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Series 1 Shares given as hereinafter specified in addition to any other approval required by the Business Corporations Act (Alberta).

The sanction of holders of the Series 1 Shares as to any and all matters referred to herein or as to any change adversely affecting the rights or privileges of the Series 1 Shares may be given by a resolution in writing signed by all the holders of the Series 1 Shares or by a resolution passed at a meeting of such holders duly called for such purpose and at which the holders of at least a majority of the outstanding Series 1 Shares are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3% of the Series 1 Shares represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Series 1 Shares are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than fifteen days later and to such time and place as may be appointed by the chairman and at least ten days' notice shall be given of such adjourned meeting.

At such adjourned meeting the holders of Series 1 Shares present or represented by proxy shall form a quorum and a resolution passed by the affirmative vote of the holders of not less than 66 2/3% of the Series 1 Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of Series 1 Shares referred to in this paragraph. On every poll taken at every such meeting or adjourned meeting, every holder of Series 1 Shares shall be entitled to one vote in respect to each Series 1 Share held.

(vii) Restrictions

So long as any of the Series 1 Shares are outstanding, the Corporation shall not, unless all dividends then payable on the Series 1 Shares then outstanding and on all other shares of the Corporation as to dividends prior to or on a parity with the Series 1 Shares accrued up to and including the dividends payable on the

immediately preceding respective date or dates for the payment of dividends thereon shall have been deducted and paid or set apart for payment:

(a) declare, pay or set apart for payment any dividends on any shares of the Corporation ranking as to capital or dividends junior to the Series 1 Shares (other than stock dividends in such shares); or

(b) call for redemption, redeem, purchase or otherwise pay off or retire for value, or make any capital distributions in respect of, any shares ranking as to capital or dividends junior to the Series 1 Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series 1 Shares); or

(c) except in connection with the retirement thereof pursuant to a retraction privilege or purchase obligation attaching thereto, call for redemption, redeem, purchase or otherwise pay off or retire for value any shares ranking as to capital or dividends on a parity with the Series 1 Shares; without the approval of the holders of the Series 1 Shares.

B2. 11 1/2% CUMULATIVE REDEEMABLE CONVERTIBLE JUNIOR PREFERRED SHARES, SERIES 2

The second series of Junior Preferred Shares of the Corporation shall consist of 2,000,000 shares, shall be designated "11 1/2% Cumulative Redeemable Convertible Junior Preferred Shares, Series 2" (hereinafter called the "Convertible Preferred Shares") and shall have attached thereto the preferences, rights; restrictions, conditions and limitations as follows:

(i) Dividends

(I) The holders of the Convertible Preferred Shares, in priority to the Class I Non-Voting Shares and the Class II Voting Shares and any other shares ranking junior to the Junior Preferred Shares, shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Directors of the Corporation, fixed cumulative preferential cash dividends to be paid quarterly on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 1982 (hereinafter called "Preferred Dividends"), at a rate of $2.875 per share per annum.

(II) Such dividends shall accrue from the date of issuance. If on any dividend payment date the dividend payable on such date is not paid in full on all the Convertible Preferred Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid

on a subsequent date or dates determined by the Directors. The holders of the Convertible Preferred Shares shall not be entitled to any dividends other than or in excess of the Preferred Dividends hereinbefore provided for.

(ii) Liquidation

Subject to clause (iv) hereof, in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Convertible Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of any other shares ranking junior to the Junior Preferred Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends, $25 per share together with an amount equal to all accrued and unpaid dividends, to the date of such liquidation, dissolution, winding-up or any other distribution. After payment to the holders of the Convertible Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

(iii) Restrictions

(I) So long as any Convertible Preferred Shares are outstanding, the Corporation shall not:

(a) create or issue any Junior Preferred Shares of another series or any other shares ranking prior to or pari passu with the Convertible Preferred Shares as to the payment of dividends or the distribution of assets in the event of a liquidation, dissolution or winding-up of the Corporation;

(b) pay any dividends on the Class I Non-Voting Shares, Class II Voting Shares, or on any other shares of the Corporation ranking junior to the Convertible Preferred Shares with respect to payment of dividends;

(c) redeem or purchase or make any capital distribution in respect of the Class I Non-Voting Shares, Class II Voting Shares or any other shares of the Corporation ranking junior to or on a parity with the Convertible Preferred Shares with respect to distribution of assets in the events of liquidations, dissolution or winding-up of the Corporation or with respect to payment of dividends (except out of net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Convertible Preferred Shares in both such respects);

(d) call for redemption or purchase or reduce or otherwise pay off less than all of the Convertible Preferred Shares; or

(e) set aside any money or make any payments for any sinking fund or other retirement fund applicable to any shares of the Corporation ranking junior to or on a parity with the Convertible Preferred Shares with respect to distribution of assets in the events of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends;

unless all dividends up to, and including, the dividends for the last completed period for which dividends shall be payable shall have been declared and either paid or set apart for payment in respect of the Convertible Preferred Shares and all other shares ranking on a parity with or in priority to the Convertible Preferred Shares.

(II) Nothing in paragraph (iii) (I) shall apply to hinder or prevent, and authorization is hereby given for, any of the actions referred to in such paragraph if consented to, or approved, by the holders of the Convertible Preferred Shares in the manner set forth in clause (vii) or if all the outstanding Convertible Preferred Shares have been duly called for redemption and adequate provision has been made assuring that they will be redeemed or deemed to be redeemed on or before the date specified for redemption.

(iv) Conversion

(I) (a) The holders of the Convertible Preferred Shares shall have the right at any time prior to the close of business on September 29, 1989, or the third business day prior to the date fixed for redemption of such shares, whichever is the earlier, to convert Convertible Preferred Shares into Class I Non-Voting Shares of the Corporation, subject to the provisions hereof.

(b) Until adjusted as provided herein the conversion basis for the purposes of clause (iv) (I) (a) hereof shall be 2.86 Class I Non-Voting Shares for each Convertible Preferred Share.

(c) No certificate for a fraction of a Class I Non-Voting Share shall be issued on conversion of Convertible Preferred Shares. In lieu thereof the Corporation shall make a cash payment for the fractional shares based, on the Current Market Price.

(II) In any case of conversion of Convertible Preferred Shares under paragraph (iv) (I) hereof, the holder of the Convertible Preferred

Shares shall deliver to the transfer agent of the Corporation for the Convertible Preferred Shares a written notice naming the person or persons in whose name the Class I Non-Voting Shares are to be issued and the number to be issued to each, and the certificate or certificates for the Convertible Preferred Shares to be converted, signed by the person registered on the books of the Corporation as the holder of the Convertible Preferred Shares in respect of which such right is being exercised or by his duly authorized attorney. If any Class I Non-Voting Shares into which such Convertible Preferred Shares are converted are to be issued to a person or persons other than the registered holder of the Convertible Preferred Shares being converted, the signature of such holder on such notice shall be guaranteed in a manner satisfactory to the Board of Directors of the Corporation and the Corporation's transfer agent and such holder shall pay to the Corporation's transfer agent any applicable transfer taxes. Upon delivery of such notice and such payment each person in whose name the Class I Non-Voting Shares are to be issued as designated in such notice shall be deemed for all purposes to be the holder of record of the number of Class I Non-Voting Shares of the Corporation designated in such notice and such person or persons shall be entitled to delivery by the Corporation of a certificate or certificates representing such Class I Non-Voting Shares promptly after the delivery of the notice, together with a payment by cheque of an amount equal to the value of such fractional interest in respect of any fraction of a share issuable on such conversion following the computation of the number of any fraction of a share issuable on such conversion following the computation of the number of full Class I Non-Voting Shares issuable upon conversion of the aggregate number of such Convertible Preferred Shares to be converted. If any certificates representing the Convertible Preferred Shares be duly surrendered as aforesaid for conversion during a period when the registers of transfers of the Class I Non-Voting Shares are properly closed, the registered holders thereof (or such other person or persons as aforesaid) shall be deemed to become holders of Class I Non-Voting Shares of record immediately upon the re-opening of such registers of transfers. If less than all the Convertible Preferred Shares represented by any certificates are to be converted, the holders shall be entitled to receive, at the expense of the Corporation, a new certificate representing unconverted Convertible Preferred Share represented by the original certificate. The effective date of the conversion shall be the date of receipt of the said notice by the Corporation.

(v) Adjustment of Current Conversion Basis

(I) The Current Conversion Basis (as defined in paragraph (v)(III) hereof) shall be adjusted from time to time as follows:

(a) If the Corporation shall:

1. declare a dividend or make a distribution on its outstanding Class I Non-Voting Shares or Class II Voting Shares payable in Class I Non-Voting Shares or Class II Voting Shares;

2. subdivide its outstanding Class I Non-Voting Shares or Class II Voting Shares into a greater number of shares; or

3. consolidate its outstanding Class I Non-Voting Shares or Class II Voting Shares into a smaller number of shares;

the Current Conversion Basis shall be proportionately adjusted effective immediately after the record date determined for the purposes of such dividend, distribution, subdivision or consolidation.

In the case of the events referred to in 1 and 2 above, the Current Conversion Basis shall be increased in proportion to the increase in the number of outstanding Class I Non-Voting Shares or Class II Voting Shares resulting from such dividend, distribution or subdivision and, in the case of the events referred to in 3 above, the Current Conversion Basis shall be decreased in proportion to the decrease in the number of outstanding shares resulting from such consolidation.

(b) In case the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Class I Non-Voting Shares or Class II Voting Shares entitling them for a period expiring not more than 45 days after such record date, to subscribe for or purchase Class I Non-Voting Shares or Class II Voting Shares (or securities convertible into Class I Non-Voting Shares or Class II Voting Shares) at a price per share (or having a conversion price per share) less than 95% of the Current Market Price on such record date, then the Current Conversion Basis shall be adjusted immediately after such record date so that it shall equal the basis determined by multiplying the Current Conversion Basis in

effect on such record date by a fraction, of which the numerator shall be the total number of Class I Non-Voting Shares and Class II Voting Shares outstanding on such record date plus the total number of additional Class I Non-Voting Shares and Class II Voting Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible) and the denominator shall be the total number of Class I Non-Voting Shares and Class II Voting Shares outstanding on such record date plus a number of shares equal to the number arrived at by dividing the aggregate price of the total number of additional Class I Non-Voting Shares and Class II Voting Shares offered for subscription or purchase (or the aggregate conversion price of the convertible securities so offered) by the Current Market Price. Such adjustment shall be made successively whenever such a record date is fixed. If all such rights, options or warrants are not issued or if all such rights options or warrants are not exercised prior to the expiration thereof, the Current Conversion Basis shall be readjusted on the basis of the number of such rights, options or warrants actually issued or the number of such Class I Non-Voting Shares or Class II Voting Shares (or securities convertible into Class I Non-Voting Shares or Class II Voting Shares) actually delivered upon the exercise of such rights, options or warrants, as the case may be.

(c) If the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Class I Non-Voting Shares or Class II Voting Shares of:

1. shares of any class other than Class 1 Non-Voting Shares or Class II Voting Shares;

2. rights, options or warrants (excluding those referred to in clause (v)(I)(b));

3. evidences of its indebtedness; or

4. assets (excluding cash dividends, other than, in the case of any distribution of cash dividends, cash dividends to the extent that the aggregate amount of cash dividends paid by the Corporation on its Class I Non-Voting Shares or Class II Voting Shares in the fiscal year of the Corporation in which such distribution is made exceeds 100% of the aggregate net income of the Corporation for the immediately

preceding two fiscal years less cash dividends paid on any of its shares during such fiscal years of the Corporation);

then in each such case the Current Conversion Basis shall be adjusted immediately after such record date so that it shall equal the basis determined by multiplying the Current Conversion Basis in effect on such record date by a fraction, of which the numerator is the total number of Class I Non-Voting Shares and Class II Voting Shares outstanding on such record date multiplied by the Current Market Price on such record date, and of which the denominator shall be a number determined by multiplying the total number of Class I Non-Voting Shares and Class II Voting Shares outstanding on such record date by the Current Market Price on such record date and deducting from the amount so obtained the aggregate fair market value, as determined by the Directors, whose determination shall be conclusive, of the shares, options, rights, warrants, evidences of indebtedness or assets so distributed.

(d) In case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the Class I Non-Voting Shares, or in case of any amalgamation, consolidation or merger of the Corporation with or into any other corporation, or in the case of any sale of the properties and assets of the Corporation as, or substantially as, an entirety to any other corporation, each Convertible Preferred Share shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be convertible into the number of shares or other securities or property of the Corporation, or such continuing, successor or purchasing corporation, as the case maybe, to which a holder of the number of Class I Non-Voting Shares as would have been issued if such Convertible Preferred Shares had been converted immediately prior to such reclassification, change, amalgamation, consolidation, merger or sale would have been entitled upon such reclassification, change, amalgamation, consolidation, merger or sale. The Board of Directors may accept the certificate of any firm of independent chartered accountants (who may be the auditors of the Corporation) as to the foregoing calculation and the Board of Directors may determine such entitlement on the basis of such certificate. Any such determination shall be conclusive and binding on the Corporation, the

transfer agent for the Convertible Preferred Shares and the holders of the Convertible Preferred Shares. No such reclassification, change, amalgamation, consolidation, merger or sale shall be carried into effect unless, in the opinion of the Board of Directors, all necessary steps shall have been taken to ensure that the holders of the Convertible Preferred Shares shall thereafter be entitled to receive such number of shares or other securities or property of the Corporation or such continuing, successor or purchasing corporation, as the case may be, subject to adjustment thereafter in accordance with provisions similar, as nearly as may be, to those contained in this clause (v).

(II) The following rules and procedures shall be applicable to Conversion Basis adjustments made pursuant to the above:

(a) any Class I Non-Voting Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding but, for the purposes of this subsection (a), any Class I Non-Voting Shares owned by a pension or similar plan for employees of the Corporation or its subsidiaries shall not be considered to be owned by or held for the account of the Corporation;

(b) no adjustment in the Current Conversion Basis shall be required unless a change of at least 1 % in the Current Conversion Basis would result, provided, however, that any adjustment which, except for the provisions of this subsection (b) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

(c) forthwith after any adjustment in the Current Conversion Basis pursuant to the foregoing the Corporation shall file with the transfer agent of the Corporation for the Convertible Preferred Shares a certificate certifying as to the amount of such adjustment and, in reasonable detail, the event requiring and the manner of computing such adjustment; the Corporation shall also at such time give written notice to the registered holders of Convertible Preferred Shares of the Current Conversion Basis following such adjustment and the Convertible Preferred Share provisions with respect to the giving of notice of redemption shall apply mutatis mutandis to the giving of such notice; and

(d) the Corporation shall give to the holders of Convertible Preferred Shares at least 21 days prior public notice of the record date for the payment of any cash dividend, stock dividend or other distribution on its Class I Non-Voting Shares or Class II Voting Shares and prompt public notice of the issue to any to its shareholders of rights to subscribe for Class I Non-Voting Shares or Class II Voting Shares or other securities and shall give at least 30 days public notice before making any replacement of capital on its Class I Non-Voting Shares or Class II Voting Shares. Any such public notice shall be sufficiently given if given in accordance with the regulations of The Toronto Stock Exchange from time to time in force with respect to required disclosures to the public by companies listed on such exchange. The accidental failure or omission to give the notice required by this subsection (d) or any defect therein shall not affect the legality or validity of any such payment, distribution or issue.

(III) The following words and phrases when used herein for the Convertible Preferred Shares shall, unless there be something in the context inconsistent therewith, have the following meanings:

"Current Conversion Price" means as at any particular time the amount determined by dividing $25 by the Current Conversion Basis.

"Current Conversion Basis" means at any particular time the number of Class I Non-Voting Shares into which the Convertible Preferred Shares are convertible in accordance with the conversion basis set out in paragraph (iv)(I), unless an adjusted conversion basis is in effect under the provisions of this clause (v) in which case it means such adjusted conversion basis.

"Current Market Price" as at any date when the Current Market Price is to be determined, shall mean the weighted average price at which the Class I Non-Voting Shares of the Corporation have been traded on The Toronto Stock Exchange during the 20 consecutive trading days ending on a date not earlier than the fifth trading day preceding such date. In the event such Class I Non-Voting Shares are not listed on The Toronto Stock Exchange but are listed on another stock exchange or stock exchanges in Canada the foregoing references to The Toronto Stock Exchange shall be deemed to be references to such other stock exchange, or, if more than one, to such one as shall be designated by the Board of Directors. In the event Class I Non-Voting Shares are not so traded on any stock exchange in Canada, the Current Market Price thereof shall be determined by the Board of Directors, which

determination shall be conclusive. So long as any of the Convertible Preferred Shares are outstanding, the Corporation agrees to use its best efforts to maintain a listing and posting for trading of its outstanding Class I Non-Voting Shares on a Canadian stock exchange.

(vi) Redemption

(I) The Convertible Preferred Shares are not redeemable by the Corporation prior to October 1, 1987, except that if the Corporation shall have filed with the transfer agent for the Convertible Preferred Shares on the day that notice of redemption is first given, pursuant to paragraph (vi)(VI) hereof, a certificate of the Corporation certifying that the weighted average price at which the Class I Non-Voting Shares have traded on The Toronto Stock Exchange during the 25 consecutive trading days ending on a date not earlier than the fifth day preceding the date on which the notice of redemption is given, was not less than 125 percent of the Current Conversion Price in effect on the date of the filing of such certificate, the Corporation may redeem at any time on and after April 1, 1985 and prior to October 1, 1987, all of the outstanding Convertible Preferred Shares, or any part thereof, on payment of $26.25 for each such share to be redeemed, together with accrued and unpaid dividends to the date fixed for redemption.

(II) On or after October 1, 1987, the Convertible Preferred Shares will be redeemable at the option of the Corporation in whole at any time or in part from time to time, on not less than 30 days notice by the Corporation at the following prices per share:

If redeemed in the 12 months ending	Price
September 30, 1988	$26.25
September 30, 1989	$26.00
September 30, 1990	$25.75
September 30, 1991	$25.50
September 30, 1992	$25.25

and thereafter at $25 per share, together in each case with all accrued and unpaid dividends calculated to the date fixed for redemption.

(III) (Notwithstanding paragraphs (vi)(I) or (vi)(II) hereof, in the event at least 85 percent of the aggregate number of Convertible Preferred Shares issued shall have been converted into Class I Non-Voting Shares, the Corporation shall thereafter have the option at any time prior to October 1, 1987 to redeem all, or from

time to time part, of the then outstanding Convertible Preferred Shares at the price of $26.25 per share together with accrued and unpaid dividends to the date fixed for redemption.

(IV) The respective redemption prices fixed by paragraphs (vi)(I), (vi)(II) and (vi)(III) hereof are each hereinafter referred to as a "Redemption Price" and a date fixed for redemption for the purpose of any of such paragraphs is hereinafter referred to as a "Redemption Date".

(V) In the case of a partial redemption, the shares to be redeemed shall be chosen as nearly as practicable on a pro rata basis of the shares issued and outstanding at that time (by lot if necessary).

(VI) In any case of redemption of Convertible Preferred Shares, the Corporation shall, not less than 30 days prior to the date fixed for redemption, mail to each registered holder of the Convertible Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such shares. Such notice shall be mailed in a prepaid letter addressed to such registered holder at the registered address of such holder, or in the event of the address of any such holder not so appearing, then to the last known address of such holder, provided, however, that accidental failure to give any such notice to one or more such holders shall not affect the validity of such redemption. Such notice shall state the date on which redemption is to take place, the Redemption Price and, if part only of the shares held by the holder to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the Redemption Date as specified in any such notice the Corporation shall pay or cause to be paid to or to the order of the registered holder of the Convertible Preferred Shares to be redeemed the Redemption Price on presentation and surrender of the certificates representing the shares called for redemption at the head office of the Corporation, or any other place designated in such notice, and upon payment of the Redemption Price as aforesaid to the holder or holders of any of the Convertible Preferred Shares to be redeemed, such shares shall thereupon be deemed to be redeemed and cancelled and shall not be re-issued. From and after the Redemption Date as specified in any such notice, the Convertible Preferred Shares thereby called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders will remain unaffected. The Corporation shall have the right at any time after the mailing of such notice of its intention to redeem Convertible

Preferred Shares to deposit the Redemption Price of such shares or of such of the shares which have not at the date of such deposit been surrendered by the holders thereof. Such deposit may be made with any chartered bank or banks or with any trust company or trust companies in Canada to the credit of a special account or accounts in trust for the respective holders of such shares to be paid to them respectively upon surrender to such bank or banks, or trust company or trust companies, of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be deemed to be redeemed and cancelled and shall not be re-issued and the rights of the respective holders thereof after such deposit shall be limited to receiving without interest their respective proportionate parts of the total Redemption Price so deposited upon presentation and surrender of the certificates representing such shares held by them respectively. Any interest allowed on such deposit or deposits shall belong to the Corporation.

(VII) If a part only of the Convertible Preferred Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

(vii) Purchase Obligation

(I) So long as any of the Convertible Preferred Shares are outstanding and subject as hereinafter provided, the Corporation shall, during each calendar quarter commencing with the quarter beginning October 1, 1989, make all reasonable efforts to purchase for cancellation in the open market, or by invitation for tenders, if and to the extent that such shares are available for purchase, 1 % of the aggregate number of Convertible Preferred Shares outstanding on October 1, 1989, at prices not exceeding $25 per share plus an amount equal to all dividends, if any, accrued and unpaid thereon up to the date of purchase, plus reasonable costs of purchase.

(II) To the extent that the Corporation is unable to purchase such Convertible Preferred Shares in any calendar quarter, the Corporation's obligation to purchase Convertible Preferred Shares with respect to such calendar quarter will carry over to the succeeding calendar quarters in the same calendar year. If the Corporation is unable to purchase in the calendar year an aggregate of 4% of the aggregate number of Convertible Preferred Shares outstanding on October 1, 1989, the Corporation's obligation with respect to such calendar year will be extinguished.

(III) Notwithstanding paragraphs (vii)(I) and (vii)(II) hereof, the Corporation shall be obligated in any such quarter to purchase such Convertible Preferred Shares only if and to the extent that such purchase would not be contrary to (i) any provisions attaching to the Convertible Preferred Shares or any shares of the Corporation ranking in priority to or on a parity with the Convertible Preferred Shares or (ii) any provision contained in any instrument evidencing outstanding indebtedness of the Corporation, other than to affiliated companies, or (iii) any applicable law.

(viii) Voting Rights

The holders of the Convertible Preferred Shares shall not be entitled as such to receive notice of or attend any meetings of the shareholders of the corporation and shall not be entitled to vote at any such meeting provided that the holders of Convertible Preferred Shares shall be entitled to one vote for each Convertible Preferred Share held by them if and for so long as the cumulative dividends on the Convertible Preferred Shares are in arrears for a period exceeding eight quarters.

(ix) Pre-Emptive Rights

The holders of the Convertible Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized, other than shares receivable upon the exercise of the right of conversion as provided herein.

(x) Modification

(I) These provisions may be repealed, altered, modified, amended or amplified only with the authorization of the holders of the Convertible Preferred Shares given as specified in this clause (x) and in accordance with any requirements of law applicable to the Corporation.

(II) The provisions affecting the Convertible Preferred Shares as provided herein may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Convertible Preferred Shares either:

(a) in writing by holders of all of the outstanding Convertible Preferred Shares, or

(b) by resolution passed at a meeting of such holders called for such purpose and held upon at least 21 days notice at which the holders of at least the majority of the outstanding Convertible Preferred Shares are present or represented by proxy and carried by the affirmative vote of the holders of

not less than 66 2/3% of the Convertible Preferred Shares represented and voted at such meeting. If at any such meeting the holders of a majority of the outstanding shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 15 days later and at such time and place as may be appointed by the Chairman and at lease ten days notice shall be given, of such adjourned meeting. Notwithstanding the foregoing, or any provisions of the by-laws of the Corporation in respect to quorums at meetings of shareholders to transact the business for which the meeting was originally called, at such adjourned meeting, the holders of Convertible Preferred Shares, present or represented by proxy, shall form a quorum and transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3% of the Convertible Preferred Shares represented and voted at such adjourned meeting shall constitute the sanction of the holders of the Convertible Preferred Shares. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting or the conduct thereof shall be those which may from time to time be described in the by-laws of the Corporation with respect to the meetings of shareholders. At each and every vote taken at every such meeting or adjourned meeting each holder of a Convertible Preferred Share shall be entitled to one vote in respect of each Convertible Preferred Share held.

(xi) Approval of Holders of Convertible Preferred Shares

The approval of the holders of the Convertible Preferred Shares as to any and all matters referred to herein shall be given in the same manner as a sanction of an amendment to the provisions affecting the Convertible Preferred Shares, as provided in clause (x) hereof.

B3. TERMS AND CONDITIONS OF THE 9 3/10% CUMULATIVE REDEEMABLE JUNIOR PREFERRED SHARES, SERIES 3

The third series of Junior Preferred Shares of the Corporation shall consist of 2,000,000 shares, shall be designated "9 3/10% Cumulative Redeemable Junior Preferred Shares, Series 3" (hereinafter called the "Series 3 Junior Preferred Shares") and shall have attached thereto the preferences, rights, restrictions, conditions and limitations as follows:

(i) Dividends

The holders of the Series 3 Junior Preferred Shares, in priority to the Class I Non-Voting Shares and Class II Voting Shares and any other shares ranking junior to the Junior Preferred Shares, shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, to be paid quarterly on the 15th day of January, April, July and October in each year commencing on January 15, 1985 at a rate of $2.325 per share per annum, to yield 9 3/10% per annum. In addition, a dividend shall be payable on December 31, 1990 at the same rate per annum. Further dividends on the Series 3 Junior Preferred Shares shall be payable if, as and when declared by the Board of Directors.

All such dividends shall accrue from ay to day from the date of issue of the Series 3 Junior Preferred Shares. Cheques of the Corporation payable at par at any branch in Canada of the Corporation's bankers for the time being shall be issued in respect of such dividends and payment thereon shall satisfy such dividends. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Series 3 Junior Preferred Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of same. The holders of the Series 3 Junior Preferred Shares shall not be entitled to any dividends other than or in excess of the cash dividend hereinbefore provided for.

(ii) Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property and assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 3 Junior Preferred Shares shall be entitled to receive, before any distribution of any part of the property and assets of the Corporation among the holders of Class I Non-Voting Shares and Class II, Voting Shares or any other shares ranking junior to the Junior Preferred Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends, an amount equal to the amount paid up on the Series 3 Junior Preferred Shares held by them together with an amount equal to all accrued and unpaid preferential dividends thereon to the date of such liquidation, dissolution, winding-up or any other distribution. After payment to the holders of the Series 3 Junior Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(iii) Redemption

The Series 3 Junior Preferred Shares will be redeemable at the option of the Corporation on and after December 31, 1989, on not less than 10 days' notice by

the Corporation, at a price per share of $25 together with an amount equal to all accrued and unpaid dividends calculated to the date fixed for redemption (hereinafter called the "Redemption Date"), together with a premium of $1.00 per share if redemption takes place prior to December 15, 1990, the whole hereinafter called the "Redemption Price".

In the case of redemption of Series 3 Junior Preferred Shares, the Corporation shall, not less than ten days prior to the Redemption Date, mail to each registered holder of the Series 3 Junior Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such shares. Such notice shall be mailed in a prepaid letter addressed to such registered holder at the registered address of such holder, or in the event of the address of any such holder not so appearing, then to the last known address of such holder, provided, however, that accidental failure to give any such notice to one or more such holders shall not affect the validity of such redemption. Such notice shall state that the Series 3 Junior Preferred Shares registered in the name of the holder will be redeemed effective the Redemption Date and the Redemption Price payable to such holder. On or after the Redemption Date, the Corporation shall pay or cause to be paid to or to the order of the registered holder of the Series 3 Junior Preferred Shares to be redeemed the Redemption Price on presentation and surrender of the certificates representing the shares called for redemption at the head office of the Corporation, or any other place designated in such notice, and upon payment of the Redemption Price as aforesaid to the holder or holders of any of the Series 3.Junior Preferred Shares to be redeemed, such shares shall thereupon be deemed to be redeemed and cancelled and shall not be re-issued. From and after the Redemption Date, the Series 3 Junior Preferred Shares then issued and outstanding shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders will remain unaffected. The Corporation shall have the right at any time after the mailing of such notice of its obligation to redeem Series 3 Junior Preferred Shares to deposit the Redemption Price of such shares or of such of the shares which have not at the date of such deposit been surrendered by the holders thereof. Such deposit may be made with any chartered bank or banks or with any trust company or trust companies in Canada to the credit of a special account or accounts in trust for the respective holders of such shares to be paid to them respectively upon surrender to such bank or banks, or trust company or trust companies, of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be deemed to be redeemed and cancelled and shall not be re-issued and the rights of the respective holders thereof after such deposit shall be limited to receiving without interest their respective proportionate parts of the total Redemption Price so deposited upon presentation and surrender of the certificates representing such shares held by them respectively. Any interest allowed on such deposit or deposits shall belong to the Corporation.

(iv) Restrictions

So long as any Series 3 Junior Preferred Shares are outstanding, the Corporation shall not:

(I) create or issue any Junior Preferred Shares of another series or any other shares ranking prior to or pari passu with the Series 3 Junior Preferred Shares as to the payment of dividends or the distribution of assets in the event of a liquidation, dissolution or winding-up of the Corporation;

(II) pay any dividends on the Class I Non-Voting Shares, Class II Voting Shares, or on any other shares of the Corporation ranking junior to the Series 3 Junior Preferred Shares with respect to payment of dividends;

(III) redeem or purchase or make any capital distribution in respect of the Class I Non-Voting Shares, Class II Voting Shares or any other shares of the Corporation ranking junior to or on a parity with the Series 3 Junior Preferred Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends (except out of net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 3 Junior Preferred Shares in both such respects); or

(IV) set aside any money or make any payments for any sinking fund or other retirement fund applicable to any shares of the Corporation ranking junior to or on a parity with. the Series 3 Junior Preferred Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends;

unless all dividends up to, and including, the dividends for the last completed period .for which dividends shall be payable shall have been declared and either paid or set apart for payment in respect of the Series 3 Junior Preferred Shares and all other shares ranking on a parity with or in priority to the Series 3 Junior Preferred Shares.

So long as any Series 3 Junior Preferred Shares are outstanding, the Corporation will not without the approval of the holders of the Preferred Shares redeem, purchase or otherwise retire less than all the Series 3 Junior Preferred Shares.

Nothing in this clause (iv) shall apply to hinder or prevent, and authorization is hereby given for, any of the actions referred to in such clause if consented to, or approved, by the holders of the Series 3 Junior Preferred Shares in the manner set forth in clause (ix) or if all the outstanding Series 3 Junior Preferred Shares have been duly called for

redemption and adequate provision has been made assuring that they will be redeemed or deemed to be redeemed on or before the date specified for redemption.

(v) Voting Rights

Except as otherwise provided by the Business Corporations Act (Alberta), the holders of the Series 3 Junior Preferred Shares shall not be entitled to receive notice of or attend any meetings of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

(vi) Priority

The Class I Non-Voting Shares and the Class II Voting Shares shall rank junior to the Series 3 Junior Preferred Shares with respect to the payment of dividends and a return of capital on the liquidation, dissolution or winding-up of the Corporation or upon the occurrence of any other event which would result in the holders of the Series 3 Junior Preferred Shares being entitled to a return of capital and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the Series 3 Junior Preferred Shares.

(vii) Pre-Emptive Rights

The holders of the Series 3 Junior Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized.

(viii) Modification

These provisions may be repealed, altered, modified, amended or amplified only with the authorization of the holders of the Series 3 Junior Preferred Shares either:

(I) in writing by holders of all of the outstanding Series 3 Junior Preferred Shares; or

(II) by resolution passed at a meeting of such holders called for the purpose and held upon at least 21 days' notice at which the holders of at least the majority of the outstanding Series 3 Junior Preferred Shares are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3% of the Series 3 Junior Preferred Shares represented and voted at such meeting. If at any such meeting the holders of a majority of the outstanding shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 15 days later and at such time and place as may be appointed by the Chairman and at least ten days' notice shall be given of such adjourned meeting. Notwithstanding the foregoing, or any

provisions of the by-laws of the Corporation in respect to quorums at meetings of shareholders to transact the business for which the meeting was originally called, at such adjourned meeting, the holders of Series 3 Junior Preferred Shares, present or represented by proxy, shall form a quorum and transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3% of the Series 3 Junior Preferred Shares represented and voted at such adjourned meeting shall constitute the sanction of the holders of the Series 3 Junior Preferred Shares. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting or the conduct thereof shall be those which may from time to time be described in the bylaws of the Corporation with respect to the meetings of shareholders. At each and every vote taken at every such meeting or adjourned meeting each holder of Series 3 Junior Preferred Shares shall be entitled to one vote in respect of each Series 3 Junior Preferred Share held.

(ix) Approval of Holders of Series 3 Junior Preferred Shares

The approval of the holders of Series 3 Junior Preferred Shares as to any and all matters referred to herein shall be given in the same manner as a sanction of an amendment to the provisions affecting the Series 3 Junior Preferred Shares, as provided in clause (viii) hereof.